Exhibit 99.1

POLICY STATEMENT

BUSINESS CONDUCT		Number: CO-PS03

Date Developed: October 2003	Revision Date: February 6, 2021	Last Reviewed on: March 6, 2024

Document Owner: CEO & Executive Leadership Team Members

Document Contact: Vice-President Legal Affairs, Corporate

At Suncor Energy, sound legal and ethical business practices are fundamental to our sustainability. Our values and beliefs reinforce our commitment to ethical leadership. To meet this commitment, Suncor will provide detailed policy guidance to our employees and contract workers about our standards of business conduct. We will implement processes to assist our people to understand our expectations for ethical conduct and compliance with all applicable laws. We will encourage dialogue to clarify uncertainty, and create opportunities for our people to communicate concerns without fear of reprisal. We will monitor our ethical environment, and will report about it to Suncor’s board of directors.

We also communicate our expectations to the those parties who conduct business with us through Suncor’s Supplier Code of Conduct. All third party contractors and suppliers engaged through Suncor’s supply chain are required to observe and comply with our Supplier Code of Conduct, which sets out the same expectations for ethical conduct and compliance with laws that we expect of our employees and contract workers, as described in our Standards of Business Conduct Code. For contractors, suppliers and other third parties who are contractually required to comply with Suncor’s Standards of Business Conduct Code, the reference to our Code in your agreement is deemed to mean our Supplier Code of Conduct as of January 1, 2018 (available at www.suncor.com).

Competition and Trade – Those who negotiate or administer our agreements, participate in industry associations or similar groups, or are involved in advertising or promotion, are required to be familiar with local laws regarding competition and trade practices. We must compete fairly and must not engage in prohibited or unlawful trade practices. We should identify, select and do business with suppliers who enhance our competitiveness and who have a consistent vision of sustainability and business ethics. See Suncor’s Policy Guidance and Standards on Competition and Trade Relations for details.

Confidentiality – Confidential information, knowledge and data about Suncor belongs to Suncor. Our people must not disclose our confidential information, or confidential information of others received while performing duties for Suncor, without appropriate permission. Our people must take precautions to maintain confidentiality and are prohibited from using confidential information for personal gain. See Suncor’s Policy Guidance and Standards on Conflict of Interest and Confidentiality.

Conflict of Interest – Our people must avoid any situation, including outside directorships, trustees or other affiliations, involving a conflict between their personal or family interests and those of Suncor. Employees may serve as directors or trustees of small private businesses and non-profit organizations that are not affiliated with Suncor, as long as the duties don’t create a conflict of interest or interfere with an employee’s ability to do his or her job. Company assets, including facilities, funds and equipment, are to be used to meet Suncor business objectives, and are not for personal use. See Suncor’s Policy Guidance and Standards on Conflict of Interest and Confidentiality, and Directors, Officers, Trustees and Board Members of Outside Organizations.

Improper Payments – Our funds and facilities must not be used for any illegal or improper purposes. Bribery, kickbacks or any payment to a person to commit an unlawful act, or to influence a person performing public duties, are prohibited, as is the diversion of assets for personal benefit. See Suncor’s Policy Guidance and Standards on Prevention of Improper Payments.

BUSINESS CONDUCT POLICY STATEMENT	Last Reviewed: March 2024

Trading in Shares and Securities – Our people are required to comply with all applicable laws relating to trading in our shares and securities. We will implement appropriate practices, standards and procedures with respect to the disclosure of material information. See Suncor’s Policy Guidance and Standards on Disclosure of Material Information and Trading in Shares and Securities, Reporting Insiders and Trading Blackouts for Restricted Persons (the latter two PG&S applicable to designated persons only).

Respect For People - We are committed to maintaining a business environment that is free from harassment, violence, threats of violence or intimidation. See Suncor’s Respectful Workplace Standard.

Reports and Communications - Our people are required to comply with all applicable laws and professional standards relating to reporting and disclosure of financial results. We are committed to producing quality public reports and communications, and our people are encouraged to identify issues or concerns to ensure integrity in our processes. See Suncor’s Policy Guidance and Standards on Accounting, Reporting and Business Control, Communications to the Public and Business Conduct Compliance Program.

Suncor's Policy Guidance and Standards, referred to above, together comprise Suncor's Standards of Business Conduct Code.

BUSINESS CONDUCT POLICY STATEMENT	Last Reviewed: March 2024

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POLICY GUIDANCE & STANDARDS

ACCOUNTING, REPORTING AND BUSINESS CONTROL		Number: CO-050

Date Developed: January 1, 2003	Revision Date: February 6 2021	Last Reviewed: March 6, 2024

Document Owner: General Counsel and Chief Financial Officer

Document Contact: Vice President and Controller

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively, “Suncor” or the “Company”). References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel must comply with this PG&S. Supervisors and managers are expected to promote a working environment consistent with this policy and assist Suncor Personnel within their supervision to understand and comply with this policy.

This document was created to ensure that Suncor’s financial statements and any related disclosures are free of any material misstatements or omissions and, together, fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows.

This PG&S is subject to and forms part of Suncor's Standards of Business Conduct Code and Compliance Program.

GUIDANCE & STANDARDS

All Suncor Personnel have a responsibility to ensure that transactions are recorded in the Company’s accounts accurately and promptly, that any known inaccuracies, misrepresentations or omissions are promptly identified and reported and that transactions are conducted within the appropriate level of authority and in accordance with prescribed policies and procedures. The timely communication of this information is an integral component in Suncor’s accounting and reporting process.

Shareholders, regulators, management and other stakeholders must have complete and accurate financial information in order to make informed decisions. Financial statements and any related disclosures should be free of any material misstatements or omissions and, together, should fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows.

To accomplish this, the Company:

•	Maintains a system of books, records and accounts for the complete capture of transactions. Adheres to appropriate accounting and delegation policies and practices for the classification and reporting of these transactions.
•	Maintains an effective control environment (policies, procedures, and authorities) over the recording and reporting of these transactions, including related approval and access authorities.

ACCOUNTING, REPORTING AND BUSINESS CONTROLS	Last Reviewed: March 2024

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•	Regularly analyzes the quality and value of the Company’s accounts making adjustments as required.
•	Exercises due diligence through disclosure processes to ensure full and fair representation of Company results prepared in accordance with applicable securities laws.
•	Ensures the timely provision of this information to decision-makers.
•	Explains and interprets its business and results of operations in annual and quarterly Management’s Discussion and Analysis prepared in accordance with applicable securities laws and in a manner that is clear, concise and meaningful.

Suncor Personnel participate in accounting and reporting processes that directly impact the integrity of external financial statements, internal management reports and any related disclosures. Suncor Personnel have a responsibility to ensure that transactions are recorded in the Company’s accounts accurately and promptly. Suncor Personnel must immediately report any known inaccuracies. Misrepresentations or omissions that result from intentional acts that may conceal or obscure the true nature of a transaction are clear contraventions of this PG&S, and any individual engaging in such acts in contravention of this PG&S will be subject to disciplinary action, which may include immediate dismissal, in addition to other potential legal consequences.

In addition, Company policies, procedures, and authorities exist to ensure that the business objectives of the Company are achieved in the proper manner. Managers and supervisors must ensure that an effective system of business controls is in place for their area of responsibility. Suncor Personnel must ensure that transactions are conducted within their level of authority and in accordance with prescribed policies and procedures. Suncor Personnel who are aware of significant deficiencies in or contraventions of the control environment should report their concerns in accordance with Company policy. If employees view any policies, procedures or authorities to be inappropriate or outdated, they should not ignore them, but should report the specifics to the attention of management for appropriate action.

EXCEPTIONS

None

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Business Conduct Code and Compliance Program PG&S

Improper Payments PG&S

Delegation of Authority PG&S

This document replaces “Policy 309 Accounting, Reporting and Business Controls”.

ACCOUNTING, REPORTING AND BUSINESS CONTROLS	Last Reviewed: March 2024

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POLICY GUIDANCE & STANDARDS

COMMUNICATIONS TO THE PUBLIC		Number: CO-049

Date Developed: September 12, 2001	Revision Date: February 6, 2021	Last Reviewed on: March 6, 2024

Document Owner: General Counsel; Executive Vice President, Business Services; and Chief Financial Officer

Document Contacts: Vice President Legal Affairs, Corporate; and Vice President, Sustainability & Communications

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor” or the “Company”). All Suncor Personnel must comply with this PG&S. References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor.

All Suncor Personnel whose principal job responsibilities or accountabilities are in the areas of communications or investor relations, and all Suncor officers with a position of Vice President, General Manager or higher, must be thoroughly familiar with this PG&S, and for such individuals, this PG&S is subject to and forms part of Suncor's Standards of Business Conduct Code and Compliance Program.

One of the cornerstones of securities laws, including the requirements of securities commissions and stock exchanges (“Securities Laws”), is that all persons investing in securities have equal access to information that may affect investment decisions, and that all material information be promptly and generally disclosed to the public. The objectives of this Policy Guidance and Standard on Public Communications, in conjunction with Suncor’s Standards of Business Conduct Policies on “Disclosure of Material Information and Trading in Shares and Securities” and “Conflict of Interest and Confidentiality”, are to ensure that Suncor has appropriate processes in place to communicate to the public in a timely, factual and accurate manner, and to communicate material information in a way that constitutes general disclosure in accordance with Securities Laws.

GUIDANCE & STANDARDS

INDEX

1.	Communications to the Public - Defined
2.	Securities Laws & General Disclosure of Material Information
3.	Spokespersons
4.	Rumours
5.	Communications with Financial Analysts & Investors
6.	Inadvertent Selective Disclosure
7.	Conference Calls
8.	Annual Outlook
9.	News Releases
10.	Speeches and Public Presentations
11.	Material Announcements
12.	Review of Analyst Reports
13.	Distribution of Analyst Reports
14.	Forward Looking Information

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2024

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15.	Quiet Period
16.	Internet, Intranet & Extranet
17.	Disclosure Archive

1.	COMMUNICATIONS TO THE PUBLIC - DEFINED

This PG&S applies to all of the Company’s communications to the public. A communication to the public is a communication made under any circumstances where it is placed in, or is likely to enter, the public domain, and can include communication to employees generally, that is not expressly subject to an obligation of confidence. Suncor’s communications to the public include, but are not limited to:

•	formal written documents such as shareholder reports, annual information forms, press releases, proxy circulars and financial statements (including management’s discussion and analysis);
•	newsletters, letters to shareholders, environment and social responsibility reports that are made generally available outside the Company;
•	internal and external web site (or intranet) content;
•	investor presentations, advertising and marketing literature;
•	employee newsletters; and
•	oral presentations by Suncor Personnel on behalf of Suncor, such as speeches, investor presentations and analyst / media conferences, professional and industry conferences, interviews and meetings, whether or not stated to be on a “confidential” or “off the record” basis.

2.	SECURITIES LAWS & GENERAL DISCLOSURE OF MATERIAL INFORMATION

Under Securities Laws, general disclosure requires two things: (1) broad public dissemination; and (2) sufficient time thereafter for public investors to analyze the information. For the purposes of this standard, “broad public dissemination” is achieved through a news release distributed through a widely circulated news or wire service that provides simultaneous national and/or international distribution, including distribution to all applicable stock exchanges and securities regulatory authorities, as well as major financial media.

Posting of material information on our web site should occur concurrently with or shortly after the news release, but posting alone is not broad public dissemination. A press conference or conference call may be scheduled for a time shortly following the news release.

In addition, Securities Laws recognize that time is required for markets to absorb the impact of such information, although the applicable period of time is not prescribed by law. Under stock exchange practices, trading halts pending material announcements ordinarily last for periods of between one half hour and two hours. Accordingly, for the purposes of this PG&S, under most circumstances, a period of two hours following distribution via newswire must elapse before information is deemed to be broadly and publicly disseminated.

Suncor has a Material Information Committee. One of the roles of this committee is to assist the Chief Executive Officer (“CEO”), or in his or her absence, the Chief Financial Officer (“CFO”), in making judgments on materiality and other disclosure issues. Suncor Personnel who become aware of information that they believe is material and not within the knowledge of Suncor’s management, should refer to the PG&S relating to “Disclosure of Material Information & Trading in Shares & Securities” for guidance.

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3.	SPOKESPERSONS

The primary spokespersons for the Company are the CEO, Chief Operating Officer (“COO”), CFO, Executive Vice President and Chief Sustainability Officer, Vice President, Sustainability & Communications, Vice President, Investor Relations, Director, Strategic Communications & Content Strategy and Manager, Media & Issues Management. Within each business unit, the chief executive of that business unit is a designated spokesperson for that business unit. These spokespersons may, from time to time, designate others to communicate on behalf of the Company either in their absence or in response to a specific enquiry or category of enquiry. The spokespersons named above shall keep a current written list of other such designated spokespersons and shall ensure that the list is available to the communications departments in each of Suncor’s businesses, including the corporate office. Suncor Personnel other than the appropriate designated spokespersons shall not issue communications to nor respond to enquiries about Suncor from the media, members of the investment community, or other members of the public. Suncor Personnel shall promptly refer all such enquiries to the appropriate designated spokesperson or, in cases of doubt, the Vice President, Sustainability & Communications or the Vice President, Investor Relations.

4.	RUMOURS

It is Suncor’s standard policy not to confirm or deny market rumours or speculation. If a stock exchange or a securities regulatory authority requests the Company to issue a statement in response to such rumours or speculation, the Material Information Committee will consider the matter and authorize the appropriate response. In addition, the Vice President, Investor Relations or Vice President, Sustainability & Communications, may, where it is deemed appropriate, in their discretion, and where it will not otherwise constitute selective disclosure or otherwise contravene this PG&S, correct misinformation in the public domain that may arise from spurious rumours that are not widespread and not reasonably expected to impact the market.

5.	COMMUNICATIONS WITH FINANCIAL ANALYSTS & INVESTORS

The CEO, COO, CFO or Vice President, Investor Relations, must approve all written materials and oral presentations to the investment community, including financial analysts and investors. All such presentations shall be derived from the Company’s public disclosure record and shall be vetted by one of the foregoing or a delegate, and by the Disclosure Committee, to ensure consistency and conformity with same. Under no circumstances shall material non-public information be provided to any person (including without limitation any member of the media or investment community) prior to general disclosure (this practice, which is unlawful, is called “Selective Disclosure”), except under the limited circumstances permitted by Securities Laws.1

The CEO, COO, CFO or Vice President, Investor Relations, or their delegates, will attend all meetings with the investment community. Unless authorized by a member of the Material Information Committee, at least two designated spokespersons from the Company must be present at all meetings with the investment community.

1 Under Securities Laws, certain information may be disclosed without violating the law, where disclosure is in the necessary course of business and is made in circumstances designed to ensure there will be no misuse of the information. In appropriate circumstances, this exception could cover, on a “need to know” basis, vendors, suppliers or strategic partners, employees, officers and board members, lenders, legal counsel, auditors, financial advisors, underwriters, parties to negotiations, labor unions and industry associations, government agencies and non-governmental regulators, and credit rating agencies. Under these circumstances a written confidentiality agreement or other assurance of confidentiality is required to ensure the information will not be used unlawfully. Only those persons expressly authorized to disclose information in these circumstances may do so. This exception does not permit a company to make a selective disclosure to the media, an analyst, an institutional investor or other market professional.

COMMUNICATIONS TO THE PUBLIC	Last Reviewed: March 2024

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6.	INADVERTENT SELECTIVE DISCLOSURE

If material non-public information is inadvertently disclosed selectively, the Company will take immediate action to achieve general disclosure of the material information as soon as possible, and in any event within 24 hours of discovering there has been inadvertent Selective Disclosure. The Material Information Committee will be promptly informed of such inadvertent Selective Disclosure and may provide direction as to any steps to be taken by the Company pending general disclosure, which may include requesting a trading halt.

7.	CONFERENCE CALLS

Suncor maintains a policy of open communication with stakeholders subject to business exigencies including maintenance of Suncor’s competitive position, and compliance with legal obligations including confidentiality obligations and Securities Laws. Accordingly, where practical, Suncor will hold conference calls for the purpose of discussing annual and quarterly earnings, outlook and outlook updates, and major corporate developments. All such conference calls shall be preceded by a news release and Suncor web site announcement describing how the call may be accessed, and may also be announced by direct invitations to analysts, investors, the media and other particular interest groups, to permit all interested persons to participate either on an interactive or “listen-only” basis, as appropriate in the circumstances. In general, the public will be provided with “listen-only” access to investor and media conference calls. An audio recording of the call will be made available to the public on the Company’s web site for a period of 90 days following the date of the conference call.

8.	ANNUAL OUTLOOK

The Company shall issue an annual outlook before or early in each financial year to assist the investment community in understanding the Company’s expectations for key performance factors. The performance factors to be addressed in the outlook will be determined by the CFO and/or the Vice President, Investor Relations. Prior to issuance, the outlook release shall be vetted by the Company’s Disclosure Committee and reviewed and approved by the Audit Committee of the Company’s board of directors. The outlook shall be reviewed quarterly and otherwise at such time or times as the CFO determines. In addition, should any material events or circumstances occur that the CFO reasonably believes will materially alter the issued outlook including any update thereto, the Company shall promptly issue an update. The Company shall establish and implement reasonable due diligence procedures for preparation of the outlook and updates thereto. The Company’s outlook and all updates to same shall be broadly and publicly disseminated.

9.	NEWS RELEASES

All news releases issued by Suncor containing business information that would be of general interest to the investment community or that contains otherwise sensitive information, must be approved by Corporate legal counsel. Ideally the following additional approvals are required, in addition to approval by Corporate legal counsel, prior to these documents being issued:

TYPE OF INFORMATION	APPROVAL BY:
Information relevant to the investment community	Vice President, Investor Relations, CFO, COO and CEO, or delegate
Financial or other quantitative information that has not been previously disclosed	CFO or Vice President, Controller, or delegate*
Other sensitive information	The applicable Executive or Senior Vice President, the COO, the CEO, or delegate
Material information	See “Material Announcements” below

*In some circumstances the release of significant financial information may require approval of the Audit Committee of the Company’s board of directors and of the Disclosure Committee, as determined by the CFO or Vice President and Controller in accordance with criteria approved by the Audit Committee from time to time.

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As news releases may have to be issued on short notice, there may be circumstances where not all approvals will be obtained on a timely basis. In that situation the Vice President, Sustainability & Communications or the Director, External Communications, together with those approving officers who are available to provide approval, shall exercise judgment in making a decision to release news even though all approvals have not been obtained.

In all cases, it is the responsibility of the Director, External Communications to ensure the information contained is accurate and aligned with prior disclosure and future business strategies. This may mean that review by a variety of experts in Corporate and/or the business units, may also be required.

10.	SPEECHES AND PUBLIC PRESENTATIONS

When Suncor Personnel are asked to make a public presentation on behalf of Suncor, if they will be presenting information that is not already on the public record, they must ensure that they have, or receive, the authorization of a designated spokesperson. All speeches or other public presentations that contain previously undisclosed business information that would be of general interest to the investment community, or that contain otherwise sensitive information, must also be approved in the same manner as news releases (see above) and in addition, must be approved by the Vice President, Sustainability & Communications or the Director, External Communications. Except with the approval of the Material Information Committee, material announcements shall not be made solely through speeches or public presentations, but rather must be made in a manner which constitutes broad public dissemination, discussed below.

11.	MATERIAL ANNOUNCEMENTS

Material announcements shall be made in a manner that constitutes broad public dissemination of information in accordance with applicable Securities Laws. Where practical, material announcements shall be made in the manner specified under Section 2 of this PG&S.

In addition, if practical, the following actions will be taken in conjunction with material announcements:

•	If a stock exchange upon which Suncor’s securities are listed is open for trading at the time of a proposed material announcement, prior notice of the possibility of such material announcement will be provided to the market surveillance department to enable a trading halt, if deemed necessary.
•	Pending the public release of the material information, and if deemed necessary by the Material Information Committee, a trading ban will be implemented for all Suncor personnel who have knowledge of the information, pending general disclosure of the information.
•	Section 10 of this PG&S applies to all material announcements. In addition, the Material Information Committee may at any time impose additional requirements relating to material announcements.

12.	REVIEW OF ANALYST REPORTS

Except in a quiet period (see “Quiet Period” below), the Vice President, Investor Relations, or other officer of the Company designated by the CEO, COO, CFO or Vice President, Investor Relations, may review financial analyst’s reports or models upon request. Comment on same shall be limited to factual information and underlying assumptions, provided that no such comment shall be made that would constitute prohibited Selective Disclosure. Under no circumstances shall a financial analyst’s report or opinions expressed therein be confirmed, denied or corrected by the Company (including without limitation by expression of comfort or discomfort with same) either explicitly or implicitly.

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13.	DISTRIBUTION OF ANALYST REPORTS

Distribution of analyst reports by Suncor by any means other than internal distribution on a need to know basis (including without limitation by web site hyperlink or posting) is prohibited, as such a practice could be deemed to be endorsement of the views of the analyst by the Company. However, Suncor may maintain on its web site a list of analysts covering the Company, with analyst contact information, provided that (1) Suncor has the analysts (or analyst firm’s) consent; and (2) the listing is kept current and contains a list of ALL analysts reasonably known covering the Company.

14.	FORWARD LOOKING INFORMATION

Suncor shall not provide forecasts or projections of future earnings (“Forward Looking Financial Information, or “FOFI”) unless such FOFI has been specifically authorized by the CFO or CEO or included in a document that has been approved by Suncor’s board of directors or the Audit Committee thereof. However, the Company may make forward looking statements that do not constitute FOFI to enable the public to view the Company and its prospects and plans through the eyes of management. Such forward looking statements may include information relating to expected production growth or decline based on known factors and trends, capital spending plans, plans for new projects and other aspects of the Company’s business.

Forward looking statements in written documents will be clearly identified as forward looking. These statements will be accompanied with meaningful and proximate cautionary language that warns investors that there is a risk the statements could change materially, identifies material assumptions upon which the forward looking statements are based and where appropriate and practical includes a sensitivity analysis to indicate the extent to which different business conditions could affect actual outcomes. Oral forward looking statements, including such statements in conference calls, speeches or at shareholder or investor meetings, will be similarly qualified with oral cautionary statements to the same effect. Forward looking statements will also be accompanied by a statement that disclaims the Company’s intention or obligation to update or revise same, whether as a result of new information, future events or otherwise, unless the Company is otherwise required to do so under relevant securities laws. Notwithstanding this disclaimer, where management believes any material forward looking statement was materially inaccurate when given, or in light of subsequent events or circumstances becomes materially inaccurate, Suncor shall take appropriate steps to update or correct such forward looking information by appropriate means.

15.	QUIET PERIOD

Designated spokespersons will not comment to the media or investment community about the Company’s earnings prospects during the quarterly “quiet periods” which will begin when the preliminary quarterly financial results (“quick fix”) are circulated internally, and end following broad public dissemination of such financial results. The sole exception to the foregoing is that the Company may update its quarterly outlook during a quiet period by broad public dissemination of a guidance release and by analyst/media conference call in accordance with the procedures outlined in this standard, and may comment on its quarterly guidance update for a brief period of time after public release if such comment is limited to the public record (including the update and associated analyst / media call) and does not constitute Selective Disclosure.

16.	INTERNET, INTRANET, EXTRANET AND SOCIAL MEDIA

Suncor maintains Internet, Intranet and Extranet sites and Social Media (as defined in Suncor’s Social Media Standard) that contain information directed to a variety of users including the media, investment community and Suncor Personnel. All such information is considered a public communication and, therefore, is subject to this PG&S. Accordingly, Suncor Personnel who are responsible for the content of Suncor’s communications to the public are also responsible for the content of Suncor’s web sites and Suncor’s Social Media Tools (as defined in Suncor’s Social Media Standard. Such responsible Suncor Personnel shall ensure that the information on the web site and Suncor’s Social Media Tools is up-to-date, not misleading, and includes appropriate cautionary language where warranted (see “forward looking information”), and shall ensure that no information is included on the web site or Suncor’s Social Media Tools that is material and has not been broadly and publicly disseminated.

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17.	DISCLOSURE ARCHIVE

Suncor shall maintain an archive containing all publicly disclosed information about the Company, which shall include at a minimum, the following:

DOCUMENT	ARCHIVE RESPONSIBILITY
All documents required to be filed under Securities Laws	Corporate Legal Department
All news releases	Corporate Communications
All broadly distributed environment and social responsibility reports	Corporate Communications
All transcripts or audio recordings of conference calls	Investor Relations
All Investor Relations presentations	Investor Relations
Public speeches made by senior executives	Corporate Communications

Such information shall be retained by the responsible department for a minimum period of five years.

EXCEPTIONS

None

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Standards of Business Conduct Code and Compliance Program PG&S

Disclosure of Material information and Trading in Shares and Securities PG&S

Conflict of Interest and Confidentiality PG&S

Material Information Committee PG&S

Disclosure Committee PG&S

Social Media Policy and Social Media Standards

French Language Policy in Canada

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POLICY GUIDANCE & STANDARDS

COMPETITION		Number: CO-051

Date Developed: August 26, 1993	Revision Date: February 6, 2021	Last Reviewed : March 6, 2024

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance and standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor” or the “Company”). References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel must comply with this PG&S.

Suncor believes in the benefits of free unhampered competition. Applicable laws respecting the restraint of trade and the preservation and promotion of competition (“Competition Law”) are designed to protect the efficiency of the economy and our free enterprise system. Compliance with Competition Law is an essential ingredient of responsible corporate citizenship in all countries where Suncor conducts business. Competition Law should be complied with and supported, not only because it is the law but also because Suncor believes in the competitive principles that it represents.

This PG&S is subject to and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

STANDARDS

Suncor shall in the conduct of its business (a) avoid all practices and activities that are a violation of any provision of Competition Law in the countries in which it operates, and (b) support and encourage the maintenance of a competitive economy.

Suncor must compete fairly and practices which are not aligned with ethical business practices must be avoided, such as practices characterized by fraud, deception, bad faith or coercion. (See also Trade Relations PG&S and Prevention of Improper Payments PG&S.)

Any indication of conduct involving violations of Competition Law will be promptly and thoroughly investigated. In addition to liability under the applicable Competition Law, an individual who violates this PG&S is subject to disciplinary action, which may include immediate dismissal.

Suncor operates in many jurisdictions. It is important to seek the advice of the Legal Affairs Department of your business unit if you have any questions concerning Competition Law as it may apply to existing or contemplated business situations or courses of action in which you are involved. Suncor Personnel engaging in business activities in Canada are Subject to Appendix A; Suncor Personnel engaging in business activities in the United States are subject to Appendix B; Suncor Personnel engaging in business activities in the European Union are subject to Appendix C. Certain business activities may require compliance with laws in several jurisdictions, such as where a business activity in one country extends into another. For example, the competition laws of both Canada and the United States will apply to the procurement of goods from a United States manufacturer for use in Canada. In addition, the United States will enforce their competition laws for activities outside of their own country where United States commerce is affected. There are many similarities among the laws in these jurisdictions. While basic principles of Competition Law tend to be similar, there are local differences and specific advice should be sought from the Legal Affairs Department whenever Suncor Personnel have questions or concerns.

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Finally, Appendix D sets forth some practical suggestions for all Suncor Personnel engaging in activities which may be impacted by Competition Laws. When you have specific questions or concerns, however, you should consult with the Legal Affairs Department for advice with respect to activity taking place in, or affecting Canada, the United States, Europe, or other areas of the world.

Suncor also participates in a substantial number of joint ventures. These joint ventures with competitors can involve complex and sensitive legal issues. They can also involve issues such as procurement as well as ensuring that activities, including information exchanges with our joint venture partners, do not extend beyond those that are in furtherance of the joint venture. Legal Affairs Department assistance should be sought to ensure Competition Law compliance.

Supervisors and managers are expected to promote a working environment consistent with this PG&S and to assist Suncor Personnel within their supervision to understand and comply with this PG&S and abide by applicable Competition Law. Suncor Personnel are encouraged to contact the Legal Affairs Department with competition concerns over a proposed course of action or past actions. No Suncor Personnel will be disciplined for calling a Competition Law concern to the Legal Affairs Department’s attention. A violation of Competition Law, however, will be grounds for appropriate disciplinary action, up to and including dismissal.

EXCEPTIONS

There are no exceptions to these standards.

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Prevention of Improper Payments PG&S

Trade Relations PG&S

Business Conduct Code and Compliance Program PG&S

COMPETITION	Last Reviewed: March 2024

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APPENDIX “A”

CANADA: THE COMPETITION ACT

The Competition Act establishes a set of rules governing competition practices in Canada. This PG&S highlights some of the more important principles of Canadian Competition Law, but it is not a comprehensive analysis of the law.

The general objective of the Competition Act is to prohibit certain trade practices and arrangements that may operate to impede a competitive economy. The statutory language has left a wide discretion to the courts in interpreting and applying the provisions of the legislation. As a result, litigation and investigations arising from alleged violations of the Competition Act may be protracted, may involve extensive time of Suncor Personnel, and may be costly in terms of legal fees, preparation for trial, fines or penalties and otherwise.

The Competition Act addresses a number of practices which may have an adverse effect on competition. These practices are characterized in the Act as either being criminal offences or reviewable practices. The remedies available for violation of these provisions vary according to whether the conduct is a criminal offence or a reviewable practice.

THE CRIMINAL OFFENCES

The Competition Act creates a number of criminal offences. The more important of these offences are summarized below. The Competition Act sets out fines and/or jail terms for those convicted of committing such criminal offences. In addition, injured parties may bring a civil lawsuit for damages for any harm suffered by them as a result of a violation of the criminal provisions of the Competition Act or an order of the Competition Tribunal or other court under the Act.

Conspiracy To Lessen Competition.

This is the provision of competition law – both in Canada and elsewhere – of greatest importance and concern to Suncor and Suncor Personnel. It creates the greatest risk, both for Suncor and Suncor Personnel.

The Competition Act prohibits as a criminal offence certain agreements or conspiracies between competitors or potential competitors. Such a relationship does not have to be recorded in writing and can be inferred from the course of conduct of two or more persons.

The essence of the offence is the conspiracy or agreement itself. The parties do not need to do anything to carry it out. Once an agreement has been reached, the offence has been committed even if the parties change their minds and decide that their market-sharing or price fixing conspiracy is not a good idea.

The Act specifically prohibits agreements or arrangements to:

(a)	fix prices for the supply of a product;

(b)	allocate markets for the supply of a product; or

(c)	restrict the production or supply of a product.

A product includes an article and a service.

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The conspiracy provisions of the Competition Act are among the most vigorously enforced provisions under the statute, and conviction may result in fines of up to $25 million – or more, for multiple charges -- and up to 14 years in prison. In addition to the criminal punishment, any person who suffers loss or damage resulting from a breach of the conspiracy provisions of the Competition Act can sue to recover all loss or damages. Accordingly, breaches of the conspiracy provisions can – and usually do – attract class action damages claims.

It is relatively easy to understand that things like fixing prices, allocating markets or agreements to restrain output should not be done on a stand-alone basis. However, these issues can arise, for instance, as aspects of perfectly proper joint ventures. Therefore, careful thought is necessary whenever Suncor is dealing with a competitor, including a joint venture partner, or buying group member, or in any capacity.

Another potential area of danger arises in trade associations. Care must be taken to avoid any inference that illegal actions have been agreed upon between participants of trade associations, technical societies and similar organizations at which competitors are present. While trade associations perform legitimate functions and serve lawful purposes, meeting with competitors can be viewed as affording an opportunity to discuss competitively sensitive information or reach agreement on price, market allocation or output. It is essential to seek legal advice from your business unit Legal Affairs Department for these types of activities.

Clearly, not all agreements between our Company and its competitors would lessen competition. Suncor Personnel must be prudent, and if there is any doubt, you should consult with the Legal Affairs Department of your business unit when contemplating entering into such an arrangement.

In addition to the criminal conspiracy offence, the Commissioner of Competition can also seek orders from the Competition Tribunal prohibiting any agreement between competitors that would have the effect of substantially lessening competition, but there are no fines or penalties associated with this provision. This provision is discussed below.

Bid Rigging.

Bid-rigging is also a criminal offence under the Competition Act. The term “bid-rigging” generally describes a practice whereby companies or persons who are invited to tender for a contract secretly agree (that is, without the knowledge of the person calling for or requesting the bids or tenders) to set the terms under which they will tender. There are several variations of this practice; the conspirators may agree on the price to be submitted or arrange that, in consideration of future favours, one or other of them will not tender for the particular job at hand, or may agree to withdraw bids.

There has been considerable enforcement activity and a number of convictions resulting in significant fines under this provision.

Misleading Advertising.

Under the Competition Act, materially misleading or false statements in promoting a product or business can be pursued as either a criminal offence or as a non-criminal reviewable trade practice (in which case the available remedies include cease and desist orders and administrative monetary penalties). In addition, there are several other federal statutes which prohibit misleading advertising (for example, those dealing with packaging, labelling, and making representations via e-mail or other electronic communications). In some cases, the provincial consumer protection acts and trade practices acts are also relevant. Provincial laws may contain advertising restrictions and deal with warranties, merchantability and other related matters.

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The Competition Act contains a general prohibition relating to misleading advertising, and then goes on to list a series of practices, each of which involves a more specific instance of the general offence of misleading advertising. Misleading advertising takes place when a representation or statement is made to promote a product or business interest, and that representation or statement is either misleading or false in a material respect. It is not necessary to demonstrate that the statement was intended to mislead or that in fact anyone was actually misled by the statement. In determining whether this provision has been violated, the court will consider both the literal wording of the statements and also the “general impression” given by them. A low threshold applies to a consumer’s “general impression”, making it important for statements – including any disclaimers – to be accurate and clear.

Virtually any type of statement or representation comes within the misleading advertising provision, including statements appearing on a product, its wrap or container, and statements online, in-store or in other point-of-purchase displays.

In addition to the general misleading advertising offence, other activities which are prohibited under the Competition Act include the following:

Performance Claims, Warranties, Tests and Testimonials: A statement about the performance, efficacy or length of life of a product may only be made where they are supported by “an adequate and proper test”. In addition, statements concerning warranties or guarantees must not be made if they are materially misleading or there is any reasonable prospect that they will not be carried out. A representation that a test has been made as to the performance, efficacy or length of life of a product must be based on unbiased, controlled testing that is appropriate to the claim, carried out before making the representation. Testimonials with respect to a product or service may be used only if they are authorized, undistorted, and convey typical results a consumer can expect to achieve with the product or service.

Double Ticketing and Sale Above Advertised Price: Whenever two prices appear on a product, the product must be sold at the lower price. Moreover, subject to certain exceptions, the Act prohibits selling any product at a price which is higher than the price advertised for that product.

Price Advertising and Bait and Switch Selling: The Competition Act contains several provisions relating to price advertising. It is prohibited to advertise a product at a bargain price unless a reasonable supply of that product is available at that price having regard to the nature of the market, the nature and size of business carried on by the seller and the nature of the advertisement. This provision does not outlaw advertising products at bargain prices, but our Company must have reasonable quantities of those products which are advertised as being on sale, to avoid allegations of “bait and switch selling”.

Promotional Contests: The Act establishes a number of criteria which must be satisfied by all promotional contests. There are also provisions under the Criminal Code of Canada, as well as under certain provincial statutes which apply to contests and other types of promotions. Careful legal review of contest rules and associated promotional materials is important, as failure to comply with certain legal requirements can be a criminal offence and may result in significant fines and imprisonment.

CIVIL REVIEWABLE PRACTICES

The Competition Act also provides that in specifically defined circumstances, certain types of distribution practices may be challenged. These challenges are inherently less risky than the criminal provisions such as conspiracy, since they do not involve criminal prosecution or penalty, nor are they as likely to result in class action lawsuits. However, Suncor can be ordered to cease the practices or, in some cases, pay administrative monetary penalties. These types of civil reviewable practices, including refusal to supply, exclusive dealing, tied selling, market resale restriction, price maintenance, and other types of agreements between competitors which are not criminal but which may still injure competition, are subject to review and if it is determined that such practice injures competition then an order prohibiting its continuance can be issued. An order prohibiting the continuance of a practice can be onerous, particularly where Suncor has made a significant investment in such practice. There is also a general reviewable practice of abuse of dominant market position (or monopolization). This can apply to a single dominant firm, or a number of firms who have similar practices and do not compete vigorously or are in some way acting in concert, although no explicit agreement is required between them. By contrast to the other provisions noted above, abuse of dominant market position can give rise to fines (called administrative monetary penalties) of up to $15 million.

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While these reviewable practices are not criminal offences, the Competition Tribunal may, after a hearing, judge them sufficiently anti-competitive to issue an order restraining them, and a violation of such order could be prosecuted. The Competition Act permits applications by third parties to the Tribunal (with leave) to seek remedial action in respect of some of the reviewable practices (refusal to deal, exclusive dealing, tied selling, market restriction and price maintenance).

The reviewable practices which are of primary concern to Suncor are the following:

Abuse of Dominant Market Position.

Abuse of a dominant market position occurs when a dominant firm in a market, or a dominant group of firms, engages in conduct that is intended to eliminate, exclude, or discipline existing competitors, or to deter future entry by new competitors, with the result that competition is prevented or lessened substantially. While there is no market share that definitively establishes dominance, where the firm’s market share for a product is greater than 35%, there is some risk it will be viewed as dominant.

A substantial lessening or prevention of competition results when conduct is likely to create, maintain or enhance the firm’s ability to exercise market power (e.g., raise prices or lower the quality of services). Conduct can also prevent competition by hindering the development of future competition.

If the Competition Tribunal finds that a practice of anti-competitive acts is substantially lessening or preventing competition it can order that the conduct cease, it can impose administrative monetary penalties (up to $10 million for a first occurrence or up to $15 million for subsequent occurrences), or, in extreme cases, take other action such as mandating access to scarce resources or networks.

Agreements Among Competitors (section 90.1).

This section of the Competition Act permits the Competition Tribunal to issue prohibition orders in respect of existing or proposed agreements between competitors or potential competitors that are likely to substantially lessen or prevent competition in any relevant market.

A substantial lessening or prevention of competition results from agreements that are likely to create, maintain or enhance the ability of the parties to the agreement to exercise market power. For example, an agreement can lessen competition where parties to the agreement are able to sustain higher prices than would exist in the absence of the agreement by diminishing existing competition. An agreement can also prevent competition by hindering the development of future competition.

The civil agreements provision can apply to all forms of agreements and arrangements between competitors, regardless of the degree of formality. Common forms of agreements between competitors that may raise issues under this section of the Competition Act include commercialization agreements, information sharing agreements, research and development agreements, joint production agreements, joint purchasing agreements and non-compete agreements.

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Price Maintenance.

Certain actions by a seller seeking to control the price at which his buyer disposes of a product may result in an order under the price maintenance provisions of the Competition Act. Under the Competition Act it is a reviewable practice to have influenced upward, or discouraged the reduction of, the price at which any other person supplies or offers to supply or advertises a product; or to establish a minimum price on the resale of any product if the conduct results in an adverse effect on competition. The practice can involve the making of agreements or the use of threats or promises or like means.

It is also a reviewable practice to refuse to supply a product to another person or to discriminate against such person because of the low pricing policy of that person. Any disciplining of a customer by refusal to supply or by otherwise discriminating (such as by charging higher prices) because of the low pricing policy of the customer could be a reviewable practice. It is not necessary to show that the refusal to supply arose from failure of that customer to resell the product at a specified price. To be the subject of an order, the practices under this section must be found to have an adverse effect on competition.

Under the Act, the suggestion of a resale price or a minimum resale price is deemed to influence price upward, unless the person making the suggestion clearly indicates that it need not be accepted and that failure to accept it would not bring about any reprisals.

In preparing suggested resale price lists, the following or similar wording should be used:

“The dealer is under no obligation to accept these suggested resale prices and may sell at any price he chooses. If he chooses to sell at prices other than those suggested, he will not suffer in any way in his business relations with Suncor or any other person over whom Suncor has control.”

Refusal to Deal.

Refusal to deal occurs when a person or company is unable to obtain supply because of insufficient competition; a potential customer is willing and able to meet usual trade terms; the product is in ample supply; the customer is materially injured by the refusal to supply; and the refusal to supply results in an adverse effect on competition. In that situation the Competition Tribunal may order one or more suppliers of a product to accept that person as a customer within a specified time and on usual trade terms.

Exclusive Dealing.

Exclusive dealing describes the method of product distribution where, as a condition of supplying product to a customer, a supplier requires or induces a customer to deal only or primarily in the supplier’s products or that the customer not deal in the products of any of the supplier’s competitors. One practice which may, in certain circumstances, amount to exclusive dealing is the use of a “requirements contract” in which the purchaser undertakes to purchase all of his requirements from a certain supplier.

To make an order prohibiting this reviewable practice or containing any other requirement to restore competition, the Competition Tribunal must make the following findings:

(a)	that the practice of exclusive dealing is engaged in by a major supplier of a product or is widespread in the market;

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(b)	that the practice of exclusive dealing is likely to impede entry into or expansion of a firm in the market or to impede introduction of a product into or expansion of sales of a product in the market or to have any other exclusionary effect in the market; and

(c)	that as a result thereof, competition is or is likely to be lessened substantially.

Market Restriction.

Market restriction is the distribution practice whereby a supplier: (i) requires that its dealers or distributors sell only to certain types of persons or only in a restricted geographical area, or (ii) penalizes its dealers or distributors for selling outside a certain market. This practice is prohibited if the market restriction is engaged in by a major supplier of a product or is widespread in relation to a product and as a result, it lessens or is likely to lessen competition substantially in relation to that product.

Tied Selling.

Tied selling occurs when a supplier engages in a practice whereby as a condition of supplying one product to a customer, the supplier requires or induces the customer to also buy another product from him, or to refrain from using another brand not obtained from the supplier. As was the case with exclusive dealing, the Competition Tribunal may only make an order with respect to tied selling if that practice is engaged in by a major supplier or is widespread in the marketplace and impedes entry of new firms or products or services into a market or has other exclusionary consequences such that it lessens or is likely to lessen competition substantially.

Delivered Pricing.

The Competition Tribunal may prohibit a supplier from engaging in a practice of refusing to permit customers to buy and take delivery of an article at any locality where the supplier makes deliveries to other customers on the same terms and conditions that are available to the customers whose business are found in the locality. In general, this provision is directed at a supplier’s practice of dividing a market into geographic zones and selling its products on a delivered price basis. It may be that a buyer in one zone could save money by buying in another zone and paying its own transportation costs.

An order may only be made in respect of delivered pricing where it is engaged in by a major supplier or is widespread in a market with the result that the customer is denied an advantage that would otherwise be available to it.

TRADE ASSOCIATIONS AND JOINT VENTURES

Certain activities involving competitors, such as trade associations or joint ventures, provide an opportunity for more frequent communications among competitors. It is important to remember communications in these contexts can also give rise to competition risk and consequences (civil or criminal).

Trade Association Activities.

Trade association activities are particularly sensitive from a competition standpoint because, by definition, trade association business involves contacts and communication among competitors. Most trade associations are advised by lawyers with experience in competition laws. The greatest competition law exposure relating to trade association activities lies not with the formal association projects, but with informal conversations and discussions that take place outside of the agreed upon parameters, including discussions that occur on the golf course, over a beer, or during a coffee break.

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As indicated above, no matter when or where discussions might occur, participants in trade association activities should avoid discussing prices, terms and conditions of sale, and other issues relating to competition. It is also important to recognize that standard setting activities may raise competition concerns if standards are used to the competitive disadvantage of another firm. Before you become involved in standard setting activities, please consult with management and your business unit Legal Affairs Department. If a competitor attempts to engage you in a discussion of an improper subject at a trade association meeting or at any other time, you should immediately and unequivocally state that you will not participate in the discussion and terminate the conversation.

Joint Ventures.

Suncor participates with competitors in joint ventures, including joint bids or joint research or development projects. No activities of this type should be undertaken without thorough discussion with management and consultation with your business unit Legal Affairs Department.

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APPENDIX “B”

UNITED STATES FEDERAL AND STATE ANTITRUST LAWS

The American federal and state antitrust laws establish a set of rules governing competition practices in the United States. This PG&S highlights some of the more important principles of federal and state anti-trust laws, but it is not a comprehensive analysis of the law.

The general objective of the anti-trust laws is to prohibit certain trade practices and arrangements that may operate to impede a competitive economy. The statutory language leaves wide discretion to the courts and enforcement agencies in interpreting and applying the provisions of the legislation. As a result, litigation and investigations arising from alleged violations of federal and state antitrust laws may be protracted, may involve extensive time of Suncor Personnel, and may be costly in terms of legal fees, preparation for trial, fines and penalties and otherwise.

A.	THE UNITED STATES FEDERAL AND STATE ANTITRUST STATUTES

Federal Statutes.

There are four main United States federal antitrust statutes.

The Sherman Act prohibits (1) concerted action in the form of agreements or conspiracies that unreasonably restrain trade, and (2) unilateral conduct where a company engages in anti-competitive conduct which creates or perpetuates a monopoly over a particular product or service, or threatens to do so, as described in section D (Monopolies) below.

The Clayton Act prohibits “exclusive dealing” or “tying” arrangements that substantially lessen competition. Section 7 of the Clayton Act prohibits mergers or acquisitions that may substantially lessen competition in a market.

The Robinson-Patman Act generally prohibits the seller from charging similarly situated customers different prices, or favoring one customer over another with respect to promotional services or allowances.

The Federal Trade Commission Act prohibits unfair methods of competition and unfair or deceptive acts or practices. This statute is enforced by the Federal Trade Commission.

State Statutes.

Colorado also has a state antitrust statute that is patterned after the Sherman Act (The Colorado Antitrust Act of 1992).

Colorado also has an unfair practices statute that has two important sections (Unfair Practices Act). The first generally makes it unlawful to injure a competitor or destroy competition by discriminating in the price charged to buyers in different sections of a city or other geographic area unless the price difference is justified by cost or competitive factors. A second provision specifically prohibits pricing below average total cost to injure a competitor or destroy competition.

Finally, Colorado has a consumer protection statute that prohibits a wide variety of unfair or deceptive trade practices (Colorado Consumer Protection Act).

Most other states in which the Company conducts business have similar legislation.

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Criminal Sanctions.

Violation of the Sherman Act is a felony for which an individual may be imprisoned for up to 10 years (the average period of incarceration for price fixing in the United States is now in excess of 30 months) and fined up to US$1 million; a corporation may be fined up to US$100 million (or even more in certain circumstances). Felony prosecutions typically are reserved for hard-core violations such as price fixing and bid rigging schemes. The United States Department of Justice is also authorized to bring actions for fines and injunctions.

Violations of the Colorado statute are Class 5 felonies punishable by fines and imprisonment.

Private Damage Actions.

Private parties can sue under federal and state law for injunctive relief and triple damages; attorney’s fees are also available under federal law. Class actions are very common.

Government Contracting Prohibitions.

A company that violates state or federal antitrust law may be prohibited from contracting with the government if the violation involves the submission of bids to the government.

RELATIONS WITH COMPETITORS

Perhaps the most significant antitrust laws are the state and federal statutes that make it unlawful to enter into a contract or conspiracy in restraint of trade. The statutes require concerted action: some form of agreement or understanding among companies. However, this does not mean there must be evidence of an express contract or explicit agreement. It is sufficient to show a tacit understanding. For example, if at a trade association meeting the members discuss subjects like prices and products to be offered, the court or jury may infer a conspiracy from the communications among the competitors and their subsequent actions.

For these reasons, Suncor Personnel should avoid any contact with competitors unless it is clear from the circumstances that the contact has a lawful purpose. In no event should there be any discussion of prices, terms and conditions of sale (including credit), cost information, or any other subject relating to the marketing and sale of competing products. Suncor Personnel should consult with their business unit Legal Affairs Department for guidance if they are involved in trade or industry associations that include competitors.

That is not to say that all contact with competitors is inappropriate. Certain trade association activities are fully proper, as are transactions with competitors who also are customers or suppliers. In these instances, discussion should be limited to the terms of the transaction or, in the case of a trade association, a proper subject of trade association business as noted below.

Price Fixing and Bid Rigging.

Price fixing includes any agreement between two or more competitors that directly or indirectly affects the price of their product or service. Price fixing is unlawful – and a criminal violation –whether or not the companies have agreed on a specific price, price increase, or range of prices.

Agreements on the following subjects affecting price are considered price fixing:

-	Agreements to use a formula to calculate prices;

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-	Agreements to use a common starting point for negotiation;

-	Bid rigging, including agreements to submit complementary bids or share jobs among bidders;

-	Agreements to eliminate discounts or establish the same discount level;

-	Agreements to establish standard credit terms;

-	Agreements on the purchase price of raw materials;

-	Agreements on delivery terms or charges; and

-	Agreements on the effective date of price changes.

Of course, the normal forces of competition require companies to monitor their competitors’ prices. But to avoid even the appearance of collusion, it is unwise for competitors to exchange price data or other information that is sensitive from a competitive standpoint - except, of course, when the competitors are buying and selling to each other.

Bid-rigging is a form of price fixing and is illegal. The term bid-rigging generally describes a practice in which companies or persons who are invited to bid on a contract agree to set the terms under which they will bid. There are several variations of this practice: the conspirators may agree on the price to be submitted or arrange that, in consideration of future favors, one or the other of them will not bid on the particular job at hand.

However, the Act does not prohibit “joint-venture bidding” that serves procompetitive purposes, such as making possible a bid that neither venturer can offer alone. Likewise, with the consent of the seller, joint bids for volume purchasing can benefit competition by lowering costs. Because of the antitrust risks, however, be certain that you consult your business unit Legal Affairs Department before discussing joint bidding or any other joint venture arrangement with a competitor.

Finally, it should be noted that it is perfectly appropriate and lawful for the Company unilaterally to meet a competitor’s price or any other term or condition of sale.

Dividing Territories, Allocating Customers or Limiting Production.

Any agreement among competitors to divide markets or limit production is illegal. It would not be proper for two competitors to agree that one would sell only in the southern part of a metropolitan area, and the other the northern, or that one would refrain from submitting bids to one contractor if the other refuses to sell to a different contractor.

Group Boycotts or Concerted Refusals to Deal.

It generally is unlawful for competitors to agree not to do business with another firm. Examples of potentially unlawful group boycotts are agreements not to sell to price cutting dealers and agreements not to purchase from a supplier unless prices are reduced.

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Trade Association Activities.

Trade association activities are particularly sensitive from an antitrust standpoint because, by definition, trade association business involves contacts and communication among competitors. Most trade associations are advised by lawyers with experience in the antitrust laws. The greatest antitrust exposure relating to trade association activities lies not with the formal association projects, but with informal conversations and discussions that take place outside of the agreed upon parameters, including discussions that occur on the golf course, over a beer, or during a coffee break.

As indicated above, no matter when or where discussions might occur, participants in trade association activities should avoid discussing prices, terms and conditions of sale, and other issues relating to competition. It is also important to recognize that standard setting activities may raise antitrust concerns if standards are used to the competitive disadvantage of another firm. Before you become involved in standard setting activities, please consult with management and your business unit Legal Affairs Department. If a competitor attempts to engage you in a discussion of an improper subject at a trade association meeting or at any other time, you should immediately and unequivocally state that you will not participate in the discussion and terminate the conversation.

Joint Ventures.

Suncor participates with competitors in joint ventures, including joint bids or joint research or development projects. No activities of this type should be undertaken without thorough discussion with management and consultation with your business unit Legal Affairs Department.

RELATIONS WITH CUSTOMERS

Resale Price Restrictions.

It may be unlawful for a supplier to dictate the resale price charged by its customer. Resale price maintenance or vertical price fixing occurs when the supplier and customer agree upon the price at which the customer will resell the product. The law in this area is complex. No effort should be made to set the price charged on resale by customers without a thorough discussion with management and your business unit Legal Affairs Department.

Territory and Customer Restrictions.

Antitrust issues may also be raised if we attempt to restrict our customers to reselling our product in a particular geographic territory or to specific customers or classes of customers. The legality of these arrangements depends upon a variety of complicated issues. Once again, before imposing territory or customer restrictions, these arrangements should be discussed with management and your business unit Legal Affairs Department.

Customer Termination.

While Suncor is free to select its own customers and suppliers, it must do so independently. An understanding or agreement to do or refrain from doing business with a third party may be an illegal conspiracy to lessen competition. For example, if, after discussing the matter with other distributors, Suncor decides not to sell product to a distributor who has the reputation of price-cutting, it might be alleged that our decision to terminate sales to the distributor was the product of a conspiracy or agreement with other distributors. Similarly, we should not discuss such matters with our competitors. Defending lawsuits is expensive, even when our defence has merit. It is important to make independent decisions regarding our relationship with our customers, particularly when we decide not to sell to them, to minimize the possibility of litigation.

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Exclusive Dealing and Tying Arrangements.

Exclusive dealing can raise antitrust problems when our decision to deal exclusively with a particular customer also requires that customer to refrain from selling competitive products. Tying arrangements occur when a company sells one product only on the condition that the buyer also purchases another product or service.

Any proposed exclusive dealing or tying arrangement must be discussed with management and your business unit Legal Affairs Department before it is adopted.

Price Discrimination and Pricing Below Cost.

The state and federal antitrust laws prohibit charging competing buyers different prices unless certain conditions are met. Most significantly, price differentials may be justified to meet competitive conditions. If the Company has the good faith belief that the lower price is necessary to respond to a price quoted by a competitor, then the differential generally would be lawful. Similarly, when a demonstrable cost savings in sales to the favored customer justifies the price differential, the lower price is lawful.

The price discrimination statutes also apply to promotional allowances or services that must be made available to competing customers on proportionately equal terms. Price discrimination statutes are complex and management and your business unit Legal Affairs Department should be consulted whenever a price differential is not clearly justified by competitive conditions.

In addition, the Colorado unfair practices statute makes it unlawful to sell below cost “for the purpose of injuring competitors and destroying competition.” Under the Colorado statute, “cost” is defined to include the cost of raw materials, labor and all overhead expenses – which basically means average total cost. The state statute is potentially more restrictive than the federal antitrust law. As described below, the federal statute generally prohibits below cost pricing only when the seller prices below average variable cost and, due to its dominant position in the market, the seller has the ability to recoup losses by raising prices in the future.

Other states also frequently have similar price discrimination and unfair practices statutes.

MONOPOLIES

As indicated above, the federal and state antitrust laws also apply to companies acting alone but which have a dominant position in the marketplace. In a nutshell, there are some kinds of competitive conduct that might be perfectly legal for a company with a small market share, but which create significant antitrust risks for a dominant firm.

Suncor is fortunate to have a strong market position in certain areas of its business. In those markets, we must avoid competitive tactics that might be viewed as designed to exclude or injure present or potential competitors. Examples of this kind of conduct include predatory pricing, which, is usually defined as pricing below average variable cost. Nonetheless, in light of potentially more restrictive state antitrust statutes, our products should never be sold below average total cost without first obtaining the approval of management. Refusals to deal with competitors solely to deny them access to a critical service or raw material can create monopolization issues.

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In fact, a good rule of thumb is that Suncor should avoid competitive actions that cannot be justified by sound business considerations, including, fundamentally, competition on the basis of price, service and quality. In other words, if the conduct only makes sense because of the harm to or exclusion of a competitor, as opposed to the benefits it brings to Suncor and its customers, it may be problematic.

UNFAIR COMPETITION

State and federal statutes prohibit “unfair methods of competition” or deceptive practices. Of course, what is unfair or deceptive often rests with the eye of the beholder. Nonetheless, the following practices raise questions and should be avoided:

-	Commercial bribery;

-	Coercion of customers, competitors or suppliers;

-	Offering special benefits to customers who agree not to purchase competing product lines;

-	Acquiring trade secrets by unfair means;

-	Making false or deceptive comparisons of competitors or their products;

-	Misrepresenting the price or quality of a competing product; and

-	Passing off one company’s products as those of another by copying advertising or trademarks.

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APPENDIX “C”

EUROPEAN UNION ANTITRUST LAWS

The European Union (EU) competition laws establish a set of rules governing competition practices in the European Union. This PG&S highlights some of the more important principles of European Union competition laws, but it is not a comprehensive analysis of the law.

The general objective of the competition laws is to prohibit certain trade practices and arrangements that may operate to impede a competitive economy. The statutory language leaves wide discretion to the courts and enforcement agencies in interpreting and applying the provisions of the legislation. As a result, litigation and investigations arising from alleged violations of European Union competition laws may be protracted, may involve extensive time of Suncor Personnel, and may be costly in terms of legal fees, preparation for trial, fines and penalties and otherwise.

A.	THE RULES

1.	Overview.

EU competition rules concern everyone who does business in the EU, as they apply directly to all companies which are active within the EU as well as Iceland, Lichtenstein and Norway.

EU competition rules are set out in Articles 101 and 102 of the Treaty on the Functioning of the EU (the “EC Treaty”).

Article 101 of the EC Treaty prohibits anticompetitive agreements and arrangements between companies that affect trade between EU member states and that have as their object or effect the prevention, restriction or distortion of competition within the EU. Generally, any arrangement prohibited under Article 101 is automatically void under European law.

Article 102 of the EC Treaty forbids prohibits abuses of a dominant market position within the common market by one or more companies. Apart from various actions specifically listed in Article 82(2), abuses may take the form of any conduct by a dominant undertaking that appreciably distorts competition or exploits customers in the market in question.

2.	Enforcement.

The European Commissioner responsible for Competition, together with the national competition authorities, directly enforces EU competition rules, being Articles 101-109 of the EC Treaty. Within the EC, the Directorate-General (DG) for Competition is primarily responsible for these direct enforcement powers.

3.	Penalties.

Companies whose market behavior fails to comply with EU competition rules run the risk of incurring extremely high fines (up to 10 percent of worldwide sales) and facing other negative consequences. In addition to damaging the Company’s reputation, the penalties for violating European competition rules can be severe, and may include fines, prohibition orders, and imprisonment. Fines may be imposed even where the illegal purpose of an infringement was not actually achieved.

In addition to imposing fines on companies, a number of member states provide for sanctions on individuals. The laws of some countries even allow jail sentences for individuals involved in general competition law infringements and/or in certain pre-defined types of infringements (e.g., bid-rigging). Such sanctions can be separate or cumulatively applied on top of pecuniary sanctions. Suncor Personnel who behave in an unlawful way therefore run the risk of jail in certain member states.

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B.	ARTICLE 101

Anticompetitive contacts between companies which, irrespective of their form, may distort the normal play of competitive forces are prohibited. Such contacts can take many forms and do not require the formal acceptance by the companies involved through an agreement. Even informal arrangements among business representatives can be considered illegal.

The most striking examples of anticompetitive contacts between companies include price fixing, sharing markets or customer allocation, production or output limitation. Bid-rigging, although not expressly highlighted by Article 101, has also been found to fall within its scope. Each of these practices are considered ‘hardcore’ restrictions of competition as they are by their very nature most likely to restrict competition.

Private exchanges between competing companies of individualized information concerning their intended future prices or quantities can also amount to a hardcore infringement.

More generally all exchanges of confidential, strategic information between competitors can give rise to competition concerns. This concerns all types of information that reduces strategic uncertainty in the market, for example relating to production costs, customer lists, turnover, sales, capacities, qualities, marketing plans, etc. Furthermore, even the unilateral disclosure of strategic information by one company via mail, email, phone calls or meetings to its competitor(s) can be considered problematic.

Agreements between different distribution levels – so called “vertical” agreements – such as market restriction, tied selling, exclusive dealing and price maintenance, to name the most common of the vertical agreements, are generally treated more strictly in Europe than in North America. The advice of your business unit Legal Affairs Department should be sought when entering into such agreements applicable in Europe.

C.	ARTICLE 102

If companies have a large proportion of the business in a particular market, they are likely to hold a dominant position in that market. Suncor is fortunate to have a strong position in certain areas of the European market and accordingly has a special responsibility not to engage in behavior which is considered abusive. The Company must not act in a way that prevents competitors from competing effectively or drives them out of the market.

Examples of abusive conduct on the part of dominant companies are: charging unreasonably high prices which may exploit customers; charging unrealistically low prices which may be used to drive competitors out of the market; unjustified discrimination between customers; and forcing unjustified trading conditions (exclusivity or logistical constraints) if exerted on trading partners.

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APPENDIX “D”

PRACTICAL SUGGESTIONS

Competitive Considerations.

Are you doing or thinking about any of the following activities? If so, you should understand the implications under antitrust and unfair competition laws. THESE SUGGESTIONS ARE NOT INTENDED AS SPECIFIC LEGAL ADVICE. YOU SHOULD CONSULT YOUR BUSINESS UNIT LEGAL AFFAIRS DEPARTMENT BEFORE YOU ENGAGE IN THEM.

-	Competitors: are you planning to meet with any of your competitors? Do you work with them in a joint venture? Do you visit with them over the telephone? E-mail them? Talk with them at trade association meetings? Mail catalogues, price lists, or other items to them?

-	Customers: do you attempt to influence your customers about the prices that are charged when they resell your product or the customers to whom or areas in which they resell? Do you assign customers exclusive areas in which to resell your product?

-	Two products: do you require or expect your customers who wish to buy one product from you to also buy another product or service? Do you package different products together and sell those products only in packaged form?

-	Exclusive dealing: do you require or expect that your customers will deal only with you?

-	Reciprocal dealing: do you expect or urge your suppliers also to buy from you the products you offer?

-	Market power: do you possess a substantial market share or have substantial purchasing power in the market? Do you ever sell below cost?

-	Comparative advertising: does your advertising comment on the quality, reliability, viability or pricing of your competitors or their products?

-	Product claims: can you substantiate the claims used in the advertising for your products?

-	Joint ventures: Have you ever engaged with competitors on joint purchasing activities? These can have complicated legal implications and you should consult your business unit Legal Affairs Department for advice.

Documentation.

Careful documentation of the proper justification for Suncor’s competitive activities is extremely helpful. While documentation will not make unlawful conduct legal, it will document an activity and avoid inappropriate mischaracterization or inferences.

By the same token, however, careless language can give the wrong impression and be extremely harmful. Keep in mind the following list of practical suggestions:

-	Make a note of the source of the information when a customer gives you competitive pricing information.

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-	When competitive forces require you to give a discount to obtain or retain business, put a note in the file along the lines of:

On [date] I offered [customer] the discounted price of [$], I offered this price based upon my belief that this price is necessary to [obtain or keep] the [customer’s] business. It is my understanding from [the customer] that [competitor] has offered them a price of [$], and unless we meet that price we will not make the sale.

-	Avoid using words or phrases that suggest you feel guilty about what you are doing or writing, such as “please destroy after reading.”

-	Avoid exaggeration -- “this program will destroy the competition”.

-	Don’t speculate about whether certain conduct is lawful or not.

-	Don’t describe competition as undesirable or unethical. Avoid denigrating price-cutting and don’t refer to lost customers as “stolen”.

-	When discussing competition prices, avoid giving the false impression that Suncor is not competing vigorously or that the Company’s prices are based upon anything other than our own business judgment.

-	Do not suggest that special treatment is being given to a particular customer or class of customers – “for you alone.”

-	Do not disparage your competitors or their products.

-	Don’t use language that suggests that Suncor is acting pursuant to “industry agreement” or “industry policy” rather than as a matter of our own self-interest.

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POLICY GUIDANCE & STANDARDS

CONFLICT OF INTEREST AND CONFIDENTIALITY		Number : CO-052

Date Developed: January 26, 1995	Revision Date: February 6, 2021	Last Reviewed: March 6, 2024

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor” or the “Company”). References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel are expected to comply with this PG&S. Supervisors and managers are expected to promote a working environment consistent with this PG&S and assist Suncor Personnel within their supervision to understand and comply with this PG&S. This PG&S is subject to and forms part of Suncor's Standards of Business Conduct Code and Compliance Program.

The purpose of this PG&S is:

•	To define where the interests of Suncor Personnel and of Suncor are in conflict; and
•	To provide information on civil and criminal activities that may be found in a business environment, and a responsible means for Suncor to exercise its duty to protect its human and physical resources.

GUIDANCE AND STANDARDS

Suncor's Values statement best communicates management's expectations for ethical business conduct to Suncor Personnel, communities and the people we do business with. It states the fundamental principles by which we will behave, and how we expect our business partners and suppliers to conduct themselves in their interactions with Suncor and its stakeholders.

All Suncor Personnel have an obligation to Suncor to further its goals, safeguard its assets, and generally work on behalf of its best interests, in compliance with legal requirements and within the spirit of our Values. To meet this obligation, individuals must be aware of the following:

I.	Conflict of Interest -- A conflict of interest is considered to occur when an individual's course of action or decision could result in an improvement to the individual's personal interest or a monetary gain, together with a concurrent depreciation of Suncor's interests or otherwise adverse effect on Suncor. Such a conflict may also arise from the diversion of an individual's time to an outside business or activity which deprives Suncor of the individual’s service without an off-setting direct or indirect benefit to Suncor.

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II.	Confidentiality -- Confidential information includes all information, knowledge and data (whether or not obtained, acquired or developed by the individual), known or used by Suncor in its business, and not publicly known.

III.	Other Illegal Activities -- Other activities that breach criminal or civil law include fraud, theft, financial misrepresentation, forgery, counterfeit, etc. Reference has also been made to some significant criminal activities in the other Suncor PG&S included in the Standards of Business Conduct Code and Compliance Program. Suncor provides internal policies, guidelines and standards to assist people to interpret, understand and implement ethical business practices in compliance with legal requirements. Individuals are also encouraged to take advantage of other internal communication opportunities to clarify and discuss these issues.

Important Information on Intellectual Property

Through your employment with Suncor you may be engaged in various forms of research, problem solving or invention. The product of the efforts produced within the scope of your employment belongs to Suncor, whether the product was developed while actually at work or not. Such products, commonly called “intellectual property” or “IP”, include computer programs, technical processes, inventions, research methods, reports or articles and any other form of innovation or development, including material protected by patents, trademarks or copyright, as appropriate. IP assets and rights are important in enabling Suncor to retain industry leadership and derive competitive value from continued investment in innovation. They belong to and are the property of Suncor. Be vigilant in protecting Suncor’s IP rights and assets as well as avoiding the infringement of the IP rights of others. Be sure to consult with your supervisor, leader or with Legal Affairs, before receiving, disclosing, or agreeing to receive or disclose, any information or IP received in confidence, and before disclosing any proprietary information in a public forum, including conference papers, trade journals or articles, or even by e-mail.

APPLICATION

I.	Any individual who has a potential conflict of interest must immediately and fully disclose the matter in writing to their Supervisor, or their most senior Human Resources representative who, in consultation with the business or corporate legal department, will provide them with a written response and guidance with respect to the potential conflict. Copies of all documentation pertaining to the matter will be retained in the individual's file. In addition, members of the board of directors, employees and independent contractors will be required, through the annual Standards of Business Conduct Compliance Program, to disclose any significant changes to the circumstances surrounding the matter in question which may cause Suncor to reconsider its position.

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II.	While employed with or otherwise engaged by Suncor and afterward, all individuals shall keep confidential and refrain from using directly or indirectly (other than as required for their job responsibilities) all confidential information. If an individual is questioned by a representative of the news media or investment community, and responding to such inquiries is not part of his or her authorized duties, the representative should be referred to the appropriate company spokesperson. Upon termination, all business documents, lists, records, files, materials, samples, tools, equipment and all other property of Suncor, including any copies of these items, shall be returned to Suncor. In order to prevent the misuse or inadvertent disclosure of confidential information, Suncor Personnel shall take appropriate precautions, including the following:

•	Confidential information should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis.
•	Confidential information should not be discussed on cell phones where others may have the ability to intercept the communication.
•	Confidential documents should not be read in public places or discarded or stored in places where they can be readily retrieved by unauthorized persons. Confidential documents should be stored in a safe place to which access is restricted to persons with a “need to know”.
•	Confidential documents should not be transmitted electronically (fax, email) unless it is reasonable to assume that the transmission can be made and received under secure conditions.

Any individual who is aware of a breach of this PG&S or a conflict of interest situation which has not been properly disclosed to management should contact his or her Executive Leadership Team representative or refer the matter to the General Manager, Internal Audit for guidance. Issues relating to Executive Leadership Team representatives or corporate office employees should be referred to the General Manager, Internal Audit. Investigations will be dealt with in compliance with law, and with an appropriate level of confidence having regard to the circumstances, to protect the rights of the organization and the individuals involved.

EXAMPLES OF CONFLICT OF INTEREST SITUATIONS

Appearances can be as damaging as actions. Individuals should not only refrain from becoming involved in actual conflict situations, they should also avoid placing themselves in positions that may be perceived as conflicts. As each case may involve special circumstances, each case should be generally judged on its own merits. Accordingly, it is not feasible to specify all possibilities which may give rise to a conflict of interest. It is up to each person, when in doubt, to err on the side of reporting the matter. The following, however, illustrates certain types of potential conflicts. More detailed examples, specific to your business unit, are available from Human Resources.

1.	Direct or indirect involvement in outside interests which may (a) compromise an individual’s judgement or ability to act solely in the best interest of Suncor; and/or (b) deprive Suncor of the individual's services without an off-setting direct or indirect benefit to Suncor (employees should see also Directors, Officers, Trustees & Board Members of Outside Organizations PG&S).

2.	The use of material confidential information about Suncor in connection with the purchase or sale of Suncor securities or disclosure of such information to persons outside the necessary course of Suncor business. Such use or disclosure of information may constitute a violation of securities law and subject the individual to civil and criminal penalties. Suncor personnel involved in a venture or project with another entity should not trade in the shares or other securities of the other entity with knowledge of an undisclosed material fact or change in the affairs of the other entity. (See also Disclosure of Material Information and Trading in Shares and Securities PG&S)

3.	Trading in oil or gas properties or royalty interests, or engaging in activities involving oil and gas producing properties or facilities used in pipelining, refining or marketing, for the purpose of personal benefit.

4.	Acceptance by Suncor Personnel or a family member of gifts, entertainment or favours which go beyond customary courtesies usually associated with accepted business practice and which could place the individual under an obligation to a vendor or other person seeking to do business with Suncor. The individual's supervisor should be advised of any such situation. In certain situations, refusal of gifts with a value substantially in excess of customary business practices can result in awkward business situations. The propriety of employees keeping such valuable gifts for personal use versus turning them over to the Company, donating them to charity, or other disposition should be discussed in each case with the individual’s supervisor. It is never permissible to accept a gift in cash or cash equivalents (e.g. stocks or other forms of marketable securities) of any amount.

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5.	Direct or indirect ownership or control of a material financial interest in a supplier, contractor, competitor or in any business enterprise which does or seeks to do business with Suncor.

6.	Misappropriation of Suncor resources (facilities, equipment, supplies, data, information, etc.) for personal use or benefit.

7.	Gifts, favours and entertainment given to others may be perceived as creating a conflict of interest. They may be given to others at Company expense only if they meet all the following criteria:

(a)	consistent with customary business practices;

(b)	not excessive in value and cannot be construed as a bribe or pay-off (see Prevention of Improper Payments PG&S);

(c)	not in violation of applicable law or ethical standards; and

(d)	public disclosure of the facts will not embarrass Suncor nor the employee.

EXAMPLES OF CONFIDENTIALITY BREACH

Disclosure, without the prior written consent of Suncor, of any of the following confidential information, without limitation, constitutes a breach of this PG&S:

(i)            business opportunities, including all ventures considered by Suncor, whether or not they are pursued;

(ii)           production methods, including designs, formulae, techniques, processes, computer programs and knowledge about equipment and machinery;

(iii)          financial information, including Suncor's costs, sales, income, profits, salaries and wages;

(iv)       research and development information, including details of any research, development, experimentation or tests proposed or carried out by Suncor;

(v)        customer information, including customer names and addresses, markets, knowledge of Suncor's contracts with its customers, and details of pricing, marketing and supply strategies.

In addition to other potential legal consequences, any individual who violates this PG&S (or who acts contrary to the written response and guidance referred to under "Application - I"), is subject to disciplinary action, which may include immediate dismissal.

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EXCEPTIONS

None

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Business Conduct Code and Compliance Program PG&S

Directors, Officers, Trustees & Board Members of Outside Organizations PG&S

Disclosure of Material Information and Trading in Shares and Securities PG&S

Communications to the Public PG&S

Prevention of Improper Payments PG&S

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POLICY GUIDANCE & STANDARDS

DIRECTORS, OFFICERS, TRUSTEES AND BOARD MEMBERS OF OUTSIDE ORGANIZATIONS		Number : CO-053

Date Developed: August 26, 1993	Revision Date: February 6, 2021	Last Reviewed: March 6, 2024

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate; Vice President Communications

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor” or the “Company”). All Suncor Employees must comply with this PG&S.

Officers and employees of Suncor (“Employees”) are sometimes invited to serve as directors, officers or trustees of business or non-profit organizations not affiliated with Suncor. Employees are also encouraged to become active in community and social organizations that improve the public welfare. Service on outside boards provides an opportunity for personal and professional development for Employees and is often beneficial to Suncor. However, such service could present issues, such as potential conflicts of interest, or lead to confusion over commitments. Therefore, the following guidance and standards are provided to clarify these situations for Employees and their managers.

This PG&S is subject to and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

GUIDANCE & STANDARDS

Employees considering accepting a position as director, officer or trustee of business, charitable or non-profit organizations must disclose such positions to their manager, who will then work with the Employee to determine whether approval is necessary. New Employees must disclose existing relationships to their manager upon being hired, and obtain approvals where necessary. Please read the following sections carefully for additional information:

INDEX

1.	Disclosure Guidelines
2.	When Suncor invites you be a Director, Officer or Trustee
3.	When you are invited to be a Director, Officer or Trustee of a charitable or other non-profit organization or association
4.	When you are invited to be a Director, Officer or Trustee of a business
5.	Approval Process
6.	Insurance
7.	Expenses, Commitments, and Funding

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1.	Disclosure Guidelines

Disclosure by Employees of their service or proposed service should include enough information for management to understand the benefits to Suncor and the Employee, the potential impact on the Employee’s duties, and any perception or reputation risks that could arise. Employees must provide, in writing, any or all of the same information required for formal approval. Please refer to “Approval Process” below. Based on this information, the manager will determine whether approval is required. Managers should seek the advice of Legal or Internal Audit if they are uncertain of the risks or mitigating controls of a particular situation.

2.	When Suncor invites you to be a Director, Officer or Trustee

If Suncor provides a written invitation to become a director, officer or trustee of an organization where Suncor has 1% or greater share ownership, approval is implied.

Expenses to attend board meetings or other expenses incurred by an Employee serving as a director, officer or trustee of a company at Suncor’s request, will be reimbursed by Suncor or paid directly by that company. Please read section 6 regarding insurance coverage.

3.	When you are invited to be a Director, Officer or Trustee of charitable or other non-profit organizations or associations

If the disclosed position relates to being a director, officer or trustee of an estate, a non-profit trust, or an educational, charitable, religious, political, professional or community organization, no Suncor approval is required, provided that no perceived conflict of interest (as defined in Conflict of Interest and Confidentiality PG&S) or interference with the complete discharge of duties to Suncor would occur. For example, the position will have little or no impact on time or resources otherwise required for fulfilling duties to the Company.

Employees involved in charitable organizations must also disclose such relationship to the Director, Community Investment, who will provide information about the granting criteria under which the Foundation operates. Such organizations might seek funds from Suncor, but the Employee should not assume that funds would be available. Please refer to the “Expenses, Commitment and Funding” section below.

Written management approval is required for all positions not described above. Such approval is designed to manage liability and the reputation of the Employee and Suncor. Please refer to “Approval Process” below.

4.	When you are invited to be a Director, Officer or Trustee of a business

If the disclosed position relates to being a director, officer or trustee of a business, no Suncor approval is required, provided that no perceived conflict of interest (as defined in Conflict of Interest and Confidentiality PG&S) or interference with the complete discharge of the individual's duties to Suncor would occur. For example, the position will have little or no impact on the individual's time or resources otherwise required for fulfilling duties to the Company, and Suncor does not and cannot reasonably be expected to transact or compete with such business.

Employee service as a director, officer or trustee in a business organization not exempted above requires the written approval of the respective business unit or function Vice President, Executive Vice President or Senior Vice President (“Management”), and the General Counsel of Suncor.

Executive Leadership Team members must submit their request to the CEO, who will forward it to Suncor’s board of directors. Such approvals are designed to manage liability and the reputation of the Employee and Suncor.

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5.	Approval process

All requests for approval should address the following questions and issues, where applicable:

1.	A description clearly outlining the duties expected of the Employee by the organization. Names and background information on other board members, officers or trustees, if commonly published or distributed.
2.	A clear description of the position.
3.	An outline of time commitment required. Include an aggregated estimate of time commitments if you are serving on multiple boards.
4.	An outline from the organization describing its future plans, range of business activity, ownership, etc. Ensure enough information is provided to judge any potential conflicts with Suncor business.
5.	Description of any of your previous board service.
7.	A statement of benefits of the directorship or trusteeship to Suncor and the Employee, including any remuneration.
8.	Information regarding coverage under the organizations’ directors’ and officers’ liability insurance policy including details of director indemnification according to the bylaws of the organization.

If approval is recommended by Management, the above documentation will be forwarded to the General Counsel of Suncor for final approval. Employees will be advised in writing of the decision regarding their request, including any constraints, monitoring or other risk mitigation requirements associated with such approval.

Management will forward copies of all documentation pertaining to this decision to Human Resources for retention in the Employee's file. In addition, the Employee will be required, through the Standards of Business Conduct Compliance Program, to disclose any significant changes to their relationship with the outside organization. Management will provide their Finance Director with the names of business organizations and the Employees associated with them, in order to enable monitoring of the status of Suncor transactions with the identified businesses.

6.	INSURANCE

Employees may be requested in writing by Suncor, as part of the normal duties of employment, to serve as a director of an outside organization. Before issuing such a request, Management should discuss relevant insurance coverage with the Director, Insurance, so that appropriate information can be included in the request document.

Such Employees would be indemnified by Suncor for all reasonable costs, charges, claims and expenses including, without limitation, amounts paid to settle an action or satisfy a judgement reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Employee is made a party by reason of his or her having served as a director of such organization, subject to the limitations of applicable law. In addition, an Employee who serves at Suncor's written request as a director or trustee of an outside organization may, depending on the circumstances, be provided certain coverage under Suncor's Directors' and Officers' Liability Insurance Policy.

Where an Employee serves on a non-profit organization, Suncor may consider the Employee eligible for coverage under Suncor’s Directors’ and Officers’ Liability Plan. Application forms and details of specific requirements must be obtained from the Director, Insurance. Insurance coverage must not be assumed; it is only considered effective upon written confirmation from the Director, Insurance. Once covered, the Employee must notify the Director, Insurance of changes in the Employee’s role or position with the outside organization.

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7.	Expenses, Commitments and Funding

Unless specifically requested by Suncor to serve, no expenses incurred by an Employee serving as a director, officer or trustee will be incurred or paid by Suncor. The Employee may accept and retain annual fees, meeting fees, other remuneration or reimbursed expenses specifically related to such services as director, officer or trustee.

Employees participating in the governance or fund-raising activities of non-profit organizations should clarify with their manager what commitment and spending authority they may be given relating to Suncor support or sponsorship of the organization (either in funds, time or use of Suncor’s facilities and equipment).

Those participating in non-profit organizations have no commitment authority from Suncor relating to donations, and should not assume financial support will be forthcoming. However, in the right circumstances, financial support may be made available from the Suncor Energy Foundation. Therefore, Employees involved in charitable organizations must disclose such relationship to the Director, Community Investment and Social Innovation, and discuss the granting criteria under which the Foundation operates, and the process for applying for funding.

EXCEPTIONS

This PG&S does not apply to members of the board of directors of Suncor who are not also Employees. Suncor’s board of directors maintains its own policies and procedures relating to the subject matter of this PG&S. The pre-approval requirements of this PG&S do not apply to suppliers, contractors, consultants or agents of Suncor Energy Inc. For certainty, however, such requirements are applicable to independent contractors (formerly referred to as contract workers). Individuals who are paid through Suncor's payroll system and subject to source withholding of income tax, CPP and other similar employer withholdings are not independent contractors.

REFERENCES TO RELATED DOCUMENTS

Conflict of Interest and Confidentiality PG&S

Standards of Business Conduct Compliance Program

Suncor Energy Foundation section of the Suncor Energy website

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POLICY GUIDANCE & STANDARDS

DISCLOSURE OF MATERIAL INFORMATION & TRADING IN SHARES & SECURITIES		Number : CO-054

Date Developed: October 26, 1998	Revision Date: February 20, 2024	Last Reviewed: February 20, 2024

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor” or the “Company”). References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel must comply with this PG&S.

Supervisors and managers are expected to promote a working environment consistent with this PG&S and assist Suncor Personnel within their supervision to understand and comply with this PG&S.

This PG&S is subject to and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

GUIDANCE & STANDARDS

Securities laws, including the requirements of securities regulatory authorities and stock exchanges (“Securities Laws”), impose certain obligations upon public companies, such as Suncor, to publicly disclose material information. Persons who have knowledge of undisclosed material information relating to public companies are prohibited from trading in shares and other securities under several securities and criminal laws. Suncor will comply with the requirements of Securities Laws respecting disclosure of material information. All Suncor Personnel will comply with the requirements of applicable law relating to trading in shares and other securities.

APPLICATION

I.	Suncor Personnel who become aware of material information not generally known within the organization should immediately report it to their supervisor and should not discuss it with anyone else unless otherwise instructed by their supervisor. The information shall be relayed immediately and confidentially to a member of Suncor’s Material Information Committee, which Committee will be responsible for directing disclosure and advising the informant of such disclosure. The members of the Material Information Committee include the President and Chief Executive Officer, the Vice President, Sustainability & Communications, the Chief Financial Officer, General Counsel, the Vice President, Investor Relations and the Vice President Legal Affairs, Corporate and such other officers of Suncor as may be identified from time to time in the Material Information Committee PG&S, as well as each individual to whom a member of the Committee has designated to exercise his or her authority during the member’s absence. As a general rule, whenever the Committee becomes aware of material information regarding the affairs of Suncor, a press release disclosing the nature and substance of the information will be issued. See “Communications to the Public PG&S”.

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II.	Suncor Personnel must not trade in shares or other securities of Suncor, including, by way of example, shares acquired through the exercise of a stock option, with knowledge of undisclosed material information regarding the affairs of Suncor and shall not engage in any other action to take personal advantage of such undisclosed material information. Material information is considered generally disclosed after it has been accurately published and widely disseminated (through major newswire services, national news services and financial news services) and sufficient time (at least one trading day) has elapsed to permit evaluation of the information by the investing public. Therefore, Suncor Personnel should not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Trading in shares or other securities of Suncor is not made permissible merely because material information is reflected in rumours or other unofficial statements in the market place.

III.	Suncor Personnel may become aware of undisclosed material information regarding another corporation as a result of Suncor’s activity with that other corporation (for example, Suncor may be involved in a joint venture or other project with another corporation). Information not material to Suncor may be material to a supplier of Suncor or other corporation Suncor deals with. Suncor Personnel should not trade in the shares or other securities of the other corporation with knowledge of undisclosed material information regarding the affairs of the other corporation. These trading restrictions also apply to anyone who learns of the information from another person who he or she knows or ought reasonably to know is a person in a special relationship with Suncor or another corporation. The directors, officers, employees and professional advisors of a public company are among those persons considered to be persons in a special relationship with that company.

IV.	Except in the necessary course of Suncor’s business, Suncor Personnel should not inform other persons about undisclosed material information before the material information has been publicly disclosed. Suncor Personnel should not inform other persons about undisclosed material information, even if in the necessary course of Suncor’s business, if he or she has reason to believe that the information will be improperly used. Suncor Personnel in possession of undisclosed material information should not encourage or advise another person to trade in Suncor’s shares or other securities.

V.	If you become aware, or suspect, that persons are trading in shares or other securities with undisclosed material information, or are informing others of confidential material information, you should immediately advise Suncor’s General Counsel of any information that you have regarding such activities.

VI.	Suncor Personnel must forego trades in Suncor securities in order to comply with this PG&S, even if it causes them negative consequences, such as losses or foregoing gains. This applies even if the transaction is necessary or justifiable for independent reasons (e.g., to raise money for an emergency) – Securities Laws do not recognize such mitigating circumstances.

VII.	Suncor Personnel should make their investments in Suncor for the long term. Suncor Personnel shall not engage in short selling in shares of Suncor or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities of Suncor held by the person. For the purposes of this PG&S, short selling does not include a sale of shares not currently owned so long as the seller owns an immediately exercisable option to acquire the number of shares sold, and the sale and exercise is conducted in accordance with Suncor approved procedures for the exercise of options under official Suncor equity compensation plans such as the Executive Stock Option Plan and the Key Contributor Stock Option Plan.

DISCLOSURE OF MATERIAL INFORMATION & TRADING IN SHARES & SECURITIES	Last Reviewed: February 2024

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VIII.	Suncor Personnel shall not trade in shares and other securities of Suncor two trading days prior to the day of the preliminary announcement of Suncor’s quarterly and annual financial results, or during the one full trading day after the announcement is made. For example, if quarterly results are announced on a Tuesday subsequent to market closing, trading would be prohibited during the preceding Monday and Tuesday, and during Wednesday, being one trading day after the announcement. During these periods, Suncor Personnel may possess, or be perceived as possessing, inside information and any trading in shares or securities of Suncor may be, or may be perceived as being, improper. More stringent restrictions, including quarterly trading blackout periods, are applicable to Suncor’s directors, senior officers and other employees in sensitive positions (collectively, “Restricted Persons”) as designated by the Material Information Committee. For Restricted Persons, these more stringent restrictions supplement and form part of this PG&S. See Trading Blackouts for Restricted Persons PG&S, which has application to designated Restricted Persons.

IX.	This PG&S continues to apply to you so long as you have material information, even if you have terminated your employment or arrangement with Suncor, until the material information becomes public or non-material.

PENALTIES AND LIABILITIES

Any indication of conduct involving violations of Securities Laws, or this PG&S, will be promptly and thoroughly investigated.

In Canada, Suncor Personnel who trade or inform in contravention of the above prohibitions are subject to criminal, civil and statutory penalties including fines of up to Cdn $5 million or four times the profit gained or loss avoided, imprisonment for up to 10 years, and to civil liability to sellers or purchasers of shares or securities. Penalties in the U.S. include fines up to U.S. $5 million and imprisonment for up to twenty years and to civil liability of up to three times the profit gained or loss avoided. In addition to these and other potential legal consequences, such persons would be accountable to Suncor for any benefit or advantage received by them, and subject to disciplinary action, which may include immediate dismissal.

Suncor Personnel should carefully consider how their transaction may be construed by enforcement authorities who have the benefit of hindsight.

REPORTING OF TRADES IN SUNCOR SECURITIES BY DIRECTORS AND SENIOR OFFICERS

Directors and all Senior and Executive Vice Presidents of Suncor whom report to the Chief Executive Officer of Suncor are required to file insider reports relating to each transaction involving the acquisition or disposition of Suncor securities, including the exercise of stock options, with all applicable regulatory authorities. Suncor Personnel who have been designated as “Reporting Insiders” should refer to Reporting Insiders PG&S, for guidance on the requirements and processes for insider reporting.

EXCEPTIONS

None

DISCLOSURE OF MATERIAL INFORMATION & TRADING IN SHARES & SECURITIES	Last Reviewed: February 2024

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DEFINITIONS

Material information means either a material change or a material fact. A material fact or change in the affairs of a corporation is one that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of any shares or securities of the corporation. Often, the fact or change would be internal to the affairs of the corporation, but an external event could cause a material change in the corporation’s affairs. Examples of possible material facts or changes include: drilling results; asset acquisitions or dispositions; developments in exploration programs; financial results; pipeline leaks; oil spills; plant upsets; fires; entering into major product sales agreements. A decision by the Company’s board of directors or, where directors’ confirmation is probable, a decision by the Company’s senior management, may constitute a material change. Material decisions or facts could include for example, approval of a financing plan, public share offering or private share placement; authorization of a take-over bid or business acquisition; approval of a reorganization, merger or other corporate transaction; significant policy changes; a declaration or omission of or a change in dividends.

Trading in securities means all transactions, including purchases and sales, involving shares or other securities. The only routine exception is for purchases of shares under an automatic purchase plan, such as the Suncor savings plan stock fund or dividend reinvestment plan. However, any purchases under these plans that involve an investment decision (such as a discretionary optional cash purchase or a decision to join the plan) are not an automatic purchase.

REFERENCES TO RELATED DOCUMENTS

Business Conduct Code and Compliance Program PG&S

Material Information Committee PG&S

Trading Blackouts for Restricted Persons PG&S

Reporting Insiders PG&S

Communications to the Public PG&S

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POLICY GUIDANCE & STANDARDS

PREVENTION OF IMPROPER PAYMENTS		Number : CO-056

Date Developed: September 1, 1980	Revision Date: February 6, 2021	Last Reviewed: March 6, 2024

Document Owner: General Counsel

Document Contact: Vice-President Legal Affairs, Corporate; Chief Compliance Officer

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries (collectively “Suncor” or the “Company”). References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and Independent Contractors of Suncor. All Suncor Personnel must comply with this PG&S.

Supervisors and managers are expected to promote a working environment consistent with this PG&S and assist Suncor Personnel within their supervision to understand and comply with this PG&S.

If Suncor Personnel are found to be in violation of this PG&S, appropriate corrective disciplinary action, including where appropriate dismissal or termination of contract, shall be taken and promptly reported to the Company's Chief Compliance Officer, Chief Executive Officer and Audit Committee. Suncor Personnel who become aware of a violation of this PG&S must promptly report the matter to the Chief Compliance Officer or by means of the Suncor Integrity Hotline. See "Violations" for further information.

This PG&S is subject to and forms part of Suncor's Standards of Business Conduct Code and Compliance Program.

GUIDANCE & STANDARDS

Suncor Personnel are prohibited from committing or using corporate funds, facilities or assets directly or indirectly for any illegal or improper purposes, including but not limited to bribery, kickbacks, or diversion to separate funds or companies for personal use or for the purpose of disguising such payments. Suncor Personnel shall comply with all the laws and regulations of jurisdictions where Suncor does business concerning improper payments to foreign officials or other third parties, including the United States Foreign Corrupt Practices Act, the UK Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act.

1.	Definitions

"Agent" means any person, corporation or other entity retained by Suncor to represent or act on behalf of the Company and legally bind it.

"Audit Committee" means the audit committee established by the Company’s board of directors.

"Bribe" means any payment, promise to pay, or authorization of the payment of any money, gift, reward, advantage or benefit of any kind, that has been given or offered either directly or through an intermediary, in order to influence the making or not making or implementation of a decision or act by the receiving party (whether in the public/government or private/business sector), and also means all attempts to make such payments. Bribe does not include Health and Safety Payments.

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"Chief Compliance Officer" means the corporate officer responsible for this PG&S, appointed pursuant to Section 2(a).

"Compliance Committee" means the committee established pursuant to Section 2(d).

“Contractor/Supplier” means any service company, service provider, vendor, supplier, contractor, consultant, retailer, wholesaler or any other third party engaged by the Company.

"Employee" means a permanent or temporary employee of the Company.

"Facilitating Payment" means an occasional small payment, promise to pay, or authorization of a payment made solely to expedite or secure the performance of routine government actions which would otherwise be lawful and proper, such as:

(a)	obtaining licences, permits and other official documents to qualify to do business in a foreign country;

(b)	processing governmental papers, such as visas and work permits;

(c)	providing or obtaining police protection, telephone service, utilities, and mail services;

(d)	loading or unloading cargo, inspection of goods and protecting perishable goods from deteriorating; or

(e)	actions of a similar nature.

“Health and Safety Payment” means a payment strictly made in accordance with section 5 of this PG&S.

“High Risk Agent” means an Agent who is retained from or acts, in its capacity as Agent, in a High Risk Country or is deemed to be a High Risk Agent by the Chief Compliance Officer or by a member of the Compliance Committee.

“High Risk Country” means a country that scores lower that 70 on the annual Transparency International Corruption Perception Index or is deemed to be a High Risk Country by the Chief Compliance Officer.

"Improper Payment" means a Bribe, Kickback or Facilitating Payment, but does not include a Health and Safety Payment.

"Independent Contractor" means a one person service provider, who may be incorporated or not, and who either provides services on Suncor property or generally holds him or herself out as part of the Suncor organization.

“Joint Venture Participants” means one or more parties that have entered into a joint agreement or partnership with the Company for the purposes of constructing, developing, and/or operating a project on behalf of the parties and the Company.

"Kickback" means the payment, promise to pay, or the authorization of the payment of a portion of contract consideration to a person employed by or associated with another contracting party. This includes the improper utilization of sub contracts, purchase orders, consulting agreements or gifts to channel payments to principals, employees or other representatives of another contracting party, or to their relatives or business associates.

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"Public Official" means:

(a)	any person employed or appointed by a government, state, province, municipality, or public international organization;

(b)	any owner, director, officer or employee of an organization that performs a governmental function;

(c)	any person employed or appointed by an agency, department, corporation, board, commission or enterprise that is controlled by a government, state, province, municipality, or public international organization;

(d)	any person acting in an official capacity for a government, state, province, municipality, or public international organization, or for an agency, department, corporation, board, commission or enterprise that is owned, in whole or in part, or controlled by a government, state, province, municipality, or public international organization;

(e)	any person acting for or on behalf of a government, state, province, municipality, or public international organization, or for an agency, department, corporation, board, commission or enterprise that is owned, in whole or in part, or controlled by a government, state, province, municipality, or public international organization; or

(f)	elected officials, candidates for public office, political parties, and officers, employees, representatives and agents of political parties.

“Supplier Code of Conduct” means Suncor’s supplier code of conduct titled “The Way We Do Business – Working With Suncor”, as amended from time to time (available on www.suncor.com).

2.	Compliance

(a)	Suncor's board of directors shall appoint a person to the position of Chief Compliance Officer.

(b)	Suncor’s board of directors shall review compliance with this PG&S as part of its annual review of Suncor’s Standards of Business Conduct Compliance Program.

(c)	The Chief Compliance Officer shall oversee this PG&S.

(d)	The Chief Compliance Officer may create and chair a Compliance Committee, appointing one or more individuals to assist in overseeing the PG&S.

3.	Responsibilities of the Chief Compliance Officer

The Chief Compliance Officer shall be responsible for:

(a)	establishing and maintaining the practices and procedures necessary to implement this PG&S and prevent any violation of its provisions;

(b)	disseminating this PG&S to all Suncor Personnel; and

(c)	implementing an appropriate Suncor Personnel training program on the substance of this PG&S for all Suncor business units or functional groups operating or conducting business in a High Risk Country and for other Suncor Personnel as the Chief Compliance Officer deems appropriate.

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4.	Improper Payments

Suncor Personnel shall not, either directly or through any intermediary:

(a)	demand, solicit or accept an Improper Payment;

(b)	promise, offer or pay, or authorize the promise, payment or making of an offer to pay an Improper Payment.

In particular, Suncor Personnel shall not, either directly or through an intermediary, pay or offer anything of value to a third party including, but not limited to, any Public Official, for the purpose of:

(a)	influencing any act or decision that would allow Suncor or any party to obtain or retain a business advantage or otherwise gain an unfair advantage;

(b)	influencing a Public Official to do or omit to do any act within the recipient’s official capacity;

(c)	to induce the recipient to violate its, his or her lawful duty; or

(d)	to induce the recipient to use its, his or her influence with any level of government to affect or influence any act or decision of such government for the purpose of obtaining, retaining or directing business, or for any undue advantage.

5.	Health and Safety Payments

Suncor recognizes that Suncor Personnel may in some High Risk Countries confront situations where a payment, similar in nature to a Facilitating Payment, is demanded to avoid imminent physical harm. In these very limited situations a Health and Safety Payment can be me made but only, if the following strict conditions are met:

(a)	The payment is not made with a corrupt intent or for the purpose of obtaining or retaining business;

(b)	The person making the payment believes his or her health or safety to be at imminent risk and believes the payment to be absolutely necessary to preserve his or her health or safety; and

(c)	The payment must be reported to the Chief Compliance Officer or a member of the Compliance Committee, together with the Controller as soon as practicable, and must be properly recorded in reasonable detail that accurately and fairly reflects the transaction and includes such information as the amount paid, the recipient, and the circumstances surrounding such payment.

6.	High Risk Agents

(a)	Due Diligence on High Risk Agents

Prior to Suncor retaining a High Risk Agent, the applicable business unit or functional group that wishes to retain such High Risk Agent shall implement the process, approved by Chief Compliance Officer or delegate for reviewing the reputation, background and past performance of prospective High Risk Agent in the following areas:

(i)	Management Information. Identify the directors, officers and other members of management of the proposed High Risk Agent, where applicable, and determine if any of them are Public Officials.

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(ii)	Ownership Information. Identify the stockholders, partners or other principals of the proposed High Risk Agent, where applicable, and determine if any of them are Public Officials.

(iii)	Affiliations. Identify the business and government affiliations of the proposed High Risk Agent, its, his or her family and close associates.

(iv)	Qualifications and Resources. Confirm the relevant qualifications of the proposed High Risk Agent or its, his or her management personnel to perform the services required in the contract and that the High Risk Agent has the premises, staff and other resources to perform the services required in the contract.

(v)	Financial Information. Examine the audited or unaudited financial statements of the proposed High Risk Agent, where applicable, and confirm its, his or her ability to perform the services required in the contract.

(vi)	Reputation. Obtain information concerning the reputation of the High Risk Agent particularly with respect to a history or demonstrated tendency to make Improper Payments.

(vii)	References. Where deemed necessary, to be determined according to the risk involved, obtain character and financial reference checks on the proposed High Risk Agent.

(viii)	Local Law. Confirm that the relationship with the High Risk Agent and the performance by the High Risk Agent of the services required in the contract are consistent with local law.

(ix)	Compensation. Confirm that the level of compensation is reasonable, given the experience of the High Risk Agent, the country where services are to be performed, the expected results, and the amount and difficulty of work to be performed.

(x)	Confirmation. Any Suncor Personnel proposing retention of the High Risk Agent shall: confirm who introduced the High Risk Agent to the Company; provide an explanation of why the High Risk Agent was selected; confirm that the High Risk Agent has been personally interviewed; and confirm that he or she has no reason to believe that the High Risk Agent has violated this PG&S or will violate this PG&S regarding future activities on behalf of the Company.

(b)	Contracts with High Risk Agents

The Company shall only retain a High Risk Agent, after completing the due diligence required by section 6(a) above, using a written agreement that contains the following provisions as considered appropriate by the Chief Compliance Officer or delegate:

(i)	A precise definition of the scope of the High Risk Agent's duties, the territory in which the services will be performed and the compensation of the High Risk Agent.

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(ii)	Acknowledgment by the High Risk Agent that it, he or she understands the provisions of Suncor’s Supplier Code of Conduct and agrees to comply with its terms and applicable laws.

(iii)	Acknowledgement by the High Risk Agent that the contents of the agreement may be disclosed by the Company to third parties, including government agencies, for the purposes of assessing whether Improper Payments have been made.

(iv)	Representations and warranties by the High Risk Agent that neither he, she or it, nor any of his, her or its owners, directors, officers, principals or key employees, are Public Officials and that he, she or it will promptly inform the Company of any changes in that regard.

(v)	Prohibition of the assignment or subcontracting of the entire agreement or any rights, duties or obligations under the agreement by the High Risk Agent without the Company's prior written consent.

(vi)	Payment to be made by cheque made out in the High Risk Agent's name or by wire transfer to a bank account that is registered in the name of the High Risk Agent, and located in the country in which the High Risk Agent performed the services, unless there is an explanation acceptable to the Chief Compliance Officer for other arrangements.

(vii)	A statement that travel, entertainment and other miscellaneous expenses shall not be incurred by the High Risk Agent for reimbursement by the Company without the Company's prior written approval, and all requests for reimbursement must be supported by documentation acceptable to the Company. Detailed records of all approved expenses shall be kept.

(viii)	Provision for automatic termination without compensation in the event a High Risk Agent has made, attempted to make, makes, attempts to make, or proposes to make, an Improper Payment.

(ix)	The right for the Company to audit the High Risk Agent's compliance with the agreement, including the expenses and invoices of the High Risk Agent.

(c)	Managing High Risk Agents

The Company shall take measures reasonably within its power with a view to preventing Improper Payments or actions otherwise in contravention of applicable law or this PG&S by the High Risk Agent, including:

(i)	confirming that any payment made to any High Risk Agent represents no more than the amount outlined in the written agreement with the High Risk Agent and is an appropriate remuneration for legitimate services rendered by such High Risk Agent;

(ii)	maintaining a record of the names and contract terms for all High Risk Agents who are retained by it in connection with transactions with Public Officials; and

(iii)	monitoring the activities of the High Risk Agent.

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7.	Other Agents

Prior to retaining or entering into a contract with an Agent that is not a High Risk Agent, the Company shall conduct due diligence proportionate to the risks involved in retaining the Agent and shall use as guidelines the due diligence required for retaining a High Risk Agent to evaluate potential compliance risks with a view that the Company only enters into business relationships with reputable, qualified individuals and firms. When appropriate, to be determined according to the risk involved, the Company shall obtain equivalent or similar written representations and warranties from the Agent as is required of a High Risk Agent.

Any contract with an Agent that is not a High Risk Agent, unless otherwise determined by the Chief Compliance Officer, must contain language requiring the Agent to comply with Suncor’s Standards of Business Conduct Code, which includes this PG&S.

8.	Joint Venture Participants

Prior to entering into any joint venture, the Company shall conduct the due diligence considered appropriate by the Chief Compliance Officer or delegate regarding the prospective co-venturer(s) and shall use as guidelines the due diligence required for retaining a High Risk Agent to evaluate potential compliance risks with a view that the Company only enters into business relationships with reputable, qualified individuals and firms. When appropriate, the Company shall obtain equivalent or similar written representations and warranties from the co-venturer as is required of a High Risk Agent.

Commercially reasonable efforts shall be used by the Company and Suncor Personnel to ensure that the principles set out in this PG&S are incorporated into all joint venture agreements (such as, for example, joint operating agreements).

9.	Contractor/Supplier

Prior to retaining or entering into agreements with a Contractor/Supplier, the Company shall conduct the due diligence proportionate to the risks involved in retaining the Contractor/Supplier and shall use as guidelines the due diligence required for retaining a High Risk Agent to evaluate potential compliance risks with a view that the Company only enters into business relationships with reputable, qualified individuals and firms. When appropriate, the Company shall obtain equivalent or similar written representations and warranties from the prospective Contractor/Supplier as is required of a High Risk Agent.

Any contract with a Contractor/Supplier engaged through Suncor’s supply chain, unless otherwise determined by the Chief Compliance Officer, must contain language requiring the Contractor/Supplier to comply with Suncor’s Supplier Code of Conduct.

10.	Gifts, Entertainment and Travel

The offer and acceptance of entertainment, gifts and favours must at all times be in compliance with the policies of the recipient’s employer, with Suncor’s Standards of Business Conduct Code available on Suncor’s Internet and Intranet web sites and with any Suncor business unit or functional group specific procedures.

In addition, Suncor Personnel shall not, either directly or through an intermediary, offer or provide gifts, hospitality or reimbursement of travel or other expenses to a Public Official, except with the prior approval of the Chief Compliance Officer or in accordance with the applicable Suncor business unit or functional group written guidelines as approved by the Chief Compliance Officer. Suncor Personnel may pay or reimburse reasonable meal expenses incurred in good faith by or on behalf of a Public Official related to the promotion, demonstration, or explanation of products or services of the Company or the execution or performance of a contract between the Company and the Public Official’s government or agency thereof without pre-approval of the Chief Compliance Officer. Any such payment or reimbursement must at all times be in compliance with the Company’s Code of Business Conduct.

The Chief Compliance Officer and Controller are responsible for ensuring that any gift, hospitality and/or reimbursement of travel or other expenses ultimately provided to a third party, including a Public Official, is fully and accurately recorded in the Company’s accounting records.

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11.	Political Contributions

All political contributions made by or on behalf of the Company must be approved and recorded in accordance with the approval process and guidelines established by the Company for political contributions.

12.	Charitable Contributions

All charitable contributions made by or on behalf of the Company must be approved and recorded in accordance with the approval process and guidelines established by the Company for charitable contributions as administered by Suncor Energy Foundation.

13.	Employment of Public Officials

No Public Official shall be employed by the Company, unless:

(a)	the Chief Compliance Officer is satisfied that such employment is lawful in the country concerned;

(b)	the Chief Compliance Officer has determined that the services to be rendered to the Company do not conflict in any manner with the governmental duties of such person; and

(c)	an ethics opinion, satisfactory to the Chief Compliance Officer, from the Public Official’s government employer has been obtained.

14.	Books and Records

(a)	The Company shall make and keep books, records, and accounts that comply with applicable law and accounting standards, conform to the highest professional standards of accuracy and consistency and that, in reasonable detail, accurately and fairly reflect the Company’s transactions and the disposition of its assets.

(b)	All financial transactions must be properly and fairly recorded in the Company’s books of account and must be made available for inspection by the Company’s internal and external auditors.

(c)	The Company shall advise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed in accordance with the Company’s management’s general or specific authorization and that access to assets is permitted only in accordance with the Company’s management’s general or specific authorization.

(d)	These requirements are applicable to all joint ventures which the Company controls in fact or in which the Company’s ownership interest is more than 50%.

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VIOLATIONS

(a)	Suncor Personnel who become aware of a violation of this PG&S must promptly report the matter to the Chief Compliance Officer, a member of the Compliance Committee or by means of the Suncor Integrity Hotline.

(b)	Information communicated via the Suncor Integrity Hotline or to Suncor Personnel in a supervisory or advisory position in the Company regarding a violation of this PG&S shall be promptly reported to the Chief Compliance Officer, who in turn shall immediately investigate and report any violation of this PG&S to the Company's Chief Executive Officer and Audit Committee.

(c)	A determination of whether a particular past or proposed payment or action is in violation of this PG&S shall be made by the Chief Compliance Officer, in consultation with the Chief Executive Officer and/or the Chair of the Audit Committee.

(d)	Retaliation by anyone as a consequence of Suncor Personnel making a good faith report of a possible violation of the law or this PG&S is strictly prohibited and will result in disciplinary action, up to and including termination.

(e)	If Suncor Personnel are found to be in violation of this PG&S, appropriate corrective disciplinary action, including, where appropriate, dismissal or termination of contract, shall be taken and immediately reported to the Company's Chief Executive Officer and Audit Committee.

AUDIT

Internal Audit shall be responsible for examining the possibility of Improper Payments being made in any or all of the Company’s business units or functional groups. Internal Audit shall test expenditures in the course of their audit activities to determine whether or not the payments in the samples tested are potentially Improper Payments within the meaning of this PG&S.

The Company’s external auditors shall also test expenditures in the course of their audit activities and shall evaluate whether or not the payments in the samples tested are potentially Improper Payments within the meaning of this PG&S.

Internal Audit and Suncor’s external auditors shall promptly inform the Chief Compliance Officer and the Company's Audit Committee of every potential or suspected Improper Payment or violation of this PG&S that comes to their attention and shall recommend procedures to attempt to prevent the recurrence of any potential or suspected violations.

APPLICATION

The Vice-President and Controller of Suncor shall issue policy statements, guidelines and procedures to implement and monitor the accounting standards described in this PG&S, including standards for reporting and recording Health and Safety Payments.

The senior executive of each Suncor business unit or functional group and the senior executive of Suncor in each host country will ensure that adequate controls are in place to prevent improper payments and to manage the standards set out in this PG&S.

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EXCEPTIONS

None

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Business Conduct Code and Compliance Program PG&S

Conflict of Interest and Confidentiality PG&S

Accounting, Reporting and Business Control PG&S

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POLICY GUIDANCE & STANDARDS

REPORTING INSIDERS		Number: CO-060

Date Developed: October 20, 2003	Revision Date: February 20, 2024	Last Reviewed: February 20, 2024

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively, “Suncor” or the “Company”). This PG&S must be complied with by all “Reporting Insiders”, and forms a part of Suncor’s Standards of Business Conduct Code and Compliance Program.

“Reporting Insiders” are subject to the insider reporting requirements under securities laws. These rules, as amended from time to time, have been applicable to all Reporting Insiders of Suncor since 1979 and are now predominantly located in National Instrument 55-104 – Insider Reporting Requirements and Exemptions (“NI 55-104”).

References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel, including Reporting Insiders, are subject to Suncor PG&S No. CO-054, entitled, “Disclosure of Material Information and Trading in Shares and Securities”. Additional obligations of Reporting Insiders are described in this PG&S. Therefore, please read this document carefully and in its entirety in order to avoid any inadvertent non-compliance. Failure to comply with insider reporting requirements can give rise to administrative, civil and criminal sanctions as well as disciplinary action (including possible dismissal) for breach of Suncor policy.

GUIDANCE & STANDARDS

Who is subject to the insider reporting rules?

Within Suncor, it has been determined that the core group of Reporting Insiders are comprised of the following: (i) Chief Executive Officer and Chief Financial Officer of Suncor; (ii) members of Suncor’s board of directors; and (iii) all Senior and Executive Vice Presidents of Suncor who are members of the Executive Leadership Team and report to the Chief Executive Officer. A current list of Reporting Insiders of Suncor is available through the General Counsel’s office.

REPORTING INSIDERS	Last Reviewed: February 2024

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What are the insider reporting requirements?

As a Reporting Insider of Suncor, you are required to disclose your beneficial ownership1 of, or control or direction2 over, whether direct or indirect: (i) Suncor common shares; (ii) public debt instruments issued by Suncor; and (iii) options and stock appreciation rights (“SARs”) granted under any one of Suncor’s or legacy Petro-Canada’s incentive plans. You are also required to disclose your interest in, or right associated with, any restricted share unit (“RSU”), performance share unit (“PSU”) or deferred share unit (“DSU”) granted under any one of Suncor’s or legacy Petro-Canada’s incentive plans. For the purposes herein, common shares, public debt instruments, options, SARs, RSUs, PSUs and DSUs issued by Suncor or legacy Petro-Canada shall be referred to as Suncor securities.

You should contact Corporate Legal immediately if you believe that you own or are considering purchasing any security or financial instrument in Suncor, other than Suncor securities discussed above, or are a party to or are contemplating entering into any agreement that affects your economic exposure to Suncor, as the foregoing are generally prohibited pursuant to the Disclosure of Material Information and Trading in Shares and Securities PG&S.

There are two types of insider reports - initial reports and ongoing insider reports: (a) Initial Reports - must be filed within ten (10) calendar days of the date you first become a Reporting Insider; and (b) Ongoing Insider Reports – must be filed within five (5) calendar days when there is any change in your ownership of or interest in any Suncor security. This would include any of the following:

•	you purchase or dispose of any Suncor common shares under the stock component of the Suncor Savings Plan;

•	you are granted or exercise an option to purchase Suncor common shares under any Suncor or legacy Petro-Canada incentive plan, or an option terminates unexercised;

•	you are granted, or receive a payout in relation to, DSUs, PSUs, RSUs or SARs;

•	you receive a dividend (issued in common shares) on Suncor common shares under Suncor’s Dividend Reinvestment Plan (the “DRIP”);

•	you purchase or sell Suncor common shares or public debt; or

•	you change the manner in which you hold Suncor common shares or debt, e.g., you transfer directly-held common shares to a family trust, you transfer common shares for which you have a share certificate (or which is held for safekeeping by your broker) into an RRSP or you request a certificate for common shares held in the stock component of the Suncor Savings Plan.

1 You beneficially own securities if you are entitled to part or all of the economic benefit of the securities. You are also considered to be the beneficial owner of securities owned by a company you control (which would include ownership of 50% of the voting shares), or by your trustee, legal representative, agent or other intermediary. Changes in beneficial ownership occur at the time that an offer to sell is accepted by the purchaser or the purchaser’s agent or an offer to buy is accepted by the vendor or the vendor’s agent.

2 “Control or direction” generally means that you have by contract, operation of law or other express or implied arrangement, the power to make voting or investment decisions or power, alone or with others, in respect of the securities. For example, if you have the discretionary authority over your spouse's brokerage account, you exercise control or direction over securities in that account.

REPORTING INSIDERS	Last Reviewed: February 2024

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Subject to certain exemptions, ongoing insider reports must be filed within five (5) calendar days of the change.

Reporting Deferral Exemptions

NI 55-104 provides for exemptions from the general reporting requirements – effectively postponing the statutory insider reporting obligations, but usually only in respect of Suncor securities acquired (i.e., it does not postpone the requirement to report dispositions of these securities). These exemptions are generally available for acquisitions under an “Automatic securities purchase plan” such as for example the Suncor Savings Plan or the DRIP. If completing your filings, Suncor will rely on an exemption to defer the reporting requirement for filings made in connection with the stock component of the Suncor Savings Plan (unless the filing relates to a lump sum purchase of Suncor common shares made under the Suncor Savings Plan), the DRIP and, in the case of directors, DSUs. If relying on the exemption, an annual report disclosing, on a transaction-by-transaction basis or in an acceptable summary form, must be filed by March 31 of each year in respect of unreported acquisitions under these plans up to an including December 31 of the preceding year.

Where must insider reports be filed? Do I have to file a report if I cease to be an insider?

Insider reports must be filed electronically on the System for Electronic Disclosure for Insiders, or SEDI, located at www.sedi.ca. By filing your insider reports on SEDI you are considered to have filed them with all applicable regulatory authorities in Canada. All Reporting Insiders who cease to be "insiders" for securities law purposes (generally, this will occur when you leave the employ of Suncor or cease to be a director) must file an amendment to their "Insider Profile" on file on the SEDI web site.

Whose responsibility is it to prepare and file insider reports?

Each Reporting Insider is responsible to ensure that his or her insider reports and “Insider Profile” are properly filed on SEDI on a timely basis and are accurate and complete. Unless otherwise instructed, Corporate Legal will file a Reporting Insider’s insider reports for events related to issuances, grants or exercises (upon applicable notice of exercises in the case of options, SARs or DSUs) of Suncor securities pursuant to Suncor plans (i.e., options, SARs, DSUs, PSUs, RSUs, the DRIP and the stock component of the Suncor Savings Plan). For any lump sum purchases made under the Suncor Savings Plan, you must notify Corporate Legal within two days of the purchase. Corporate Legal will assist Reporting Insiders with filing reports related to Suncor for other events triggering a filing obligation provided they have been notified of the details of the event giving rise to the filing obligation.

Regardless of whether you file your own reports, or have your reports completed and filed on your behalf by your administrator, by legal counsel or any other person, both the Securities Regulators and Suncor will look to you as having the responsibility for ensuring that insider reports are accurately completed and filed on a timely basis and that your Insider Profile filed under SEDI is also accurate and complete. If reports are completed by Suncor on your behalf, please review the filing and inform Suncor of any discrepancies in a timely manner to ensure that it is correct. Securities laws impose penalties on individuals who violate insider reporting requirements and your name will be published by securities regulatory authorities upon any violations. Failure to file an insider report, or filing a false or misleading insider report, are offences under applicable securities laws, punishable by a fine of up to $1 million, imprisonment for up to two (2) years or both. Securities regulatory authorities may also impose sanctions on violators that may include trading bans and other devices to prohibit or restrict violators from participating in the capital markets. The filing of insider reports is carefully monitored and you should not assume that violations, even those that may seem trivial, will be overlooked and hence without consequence.

REPORTING INSIDERS	Last Reviewed: February 2024

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Reporting Insiders must report to Corporate Legal all events (but for grants made by Suncor to a Reporting Insider or a payout in relation to PSUs or RSUs) that give rise to an obligation to file an insider report as soon as possible but no later than two days following the event, so that Corporate Legal can attend to the necessary filings in a timely manner.

CONCLUSION

This document presents a summary of the insider reporting requirements applicable to Suncor Reporting Insiders. These rules are important and it is essential that you be aware of and strictly comply with them.

If you have any questions about the contents of this document, please contact the General Manager Legal Affairs, Corporate.

EXCEPTIONS

This PG&S does not address the Trading Blackout requirements applicable to Reporting Insiders and certain other Suncor personnel designated as “Restricted Persons” under that PG&S. For information on Suncor’s Trading Blackouts, refer to the Trading Blackouts for Restricted Persons PG&S. See also the Trading Blackout Calendar.

This PG&S does not relate to Suncor Personnel who fall outside the definition of “Reporting Insider”.

REFERENCES TO RELATED DOCUMENTS

Disclosure of Material Information and Trading in Shares and Securities PG&S

Business Conduct Compliance Program PG&S

Trading Blackouts for Restricted Persons PG&S

Trading Blackout Calendar

REPORTING INSIDERS	Last Reviewed: February 2024

Enterprise Standard
Respectful Workplace Standard

Respectful Workplace Standard

Effective Date: On Date Approved

Owned by: GM Employee and Labour Relations

Reviewed every year

Livelink ID: 178638516

Controlled Document

Copyright © 2023 Suncor Energy Inc. All rights reserved.

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Respectful Workplace Standard

Summary of Changes

This Summary shows:

•	The location of each change within the document
•	All changes to this document since it was last approved and published

Revision 3.0 Date: 2023-04-20 (GDREQ-00145)

Location of Change	Summary of Change
Entire Document	Enhanced examples to support objectionable appearance as forms of harassment and discrimination
Expanded reporting guidance for employees

Requirements changed in the new revision will be identified with a revision triangle beside it.

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Respectful Workplace Standard

Contents

1	About this Standard	4

2	Respectful Workplace Requirements	5

3	Discrimination	6

3.1	Requirements and Guidance	6

3.2	Resolution	6

4	Harassment	7

4.1	Requirements and Guidance	7

4.2	Resolution	9

5	Workplace Violence	10

5.1	Requirements and Guidance	10

5.2	Resolution	10

5.3	Violence Prevention Procedures	11

6	Investigations and Reporting	12

6.1	Requirements and Guidance	12

6.2	Investigation Process	12

6.3	Reporting to Government Agencies	13

7	Roles and Responsibilities	14

8	References	14

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Respectful Workplace Standard

1	About this Standard

Purpose	The purpose of this Standard is to describe the requirements for supporting an inclusive and respectful work environment at Suncor.

Scope	This Standard applies to Suncor Personnel’s actions, behaviours and expected ways of working.

This standard is subject to and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

Target Audience	This Standard applies to Suncor Energy Inc. and subsidiaries over which Suncor has operational control (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor personnel” includes directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor.

Conformance Expectations	Conformance to this standard is required upon the date of approval.

In addition to what is provided for in this standard, Suncor Personnel must comply with the requirements of applicable laws and regulations relating to the matters covered by this Standard.

If a deviation to this standard is required, you must follow the GD deviation process.

Introduction	Suncor does not tolerate discrimination, harassment, or violence in the workplace. Suncor Personnel who participate in discriminatory, harassing, or violent behaviour will be subject to appropriate remedial and/or disciplinary action, up to and including termination of employment or termination of contract.

No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of alleged discrimination, harassment or violence.

If you feel that you are being discriminated against, harassed or subject to other behaviour that is contrary to this standard, or if you become aware of an incident of discrimination, harassment or violence, you are strongly encouraged to report the incident.

Complaints filed will be handled confidentially and promptly in accordance with this standard. Suncor will investigate any complaints of discrimination, harassment and violence and will take appropriate corrective action to address any such incidents.

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Respectful Workplace Standard

2	Respectful Workplace Requirements

Requirement	The following provides the requirements applicable to all Suncor Personnel.

	2.1.1	All Suncor Personnel are required to act in a manner consistent with the expectations and requirements outlined in this standard.

	2.1.2	No matter what their position, or that of the people with whom they interact, being inclusive and showing mutual respect and consideration is a fundamental expectation of our workplace.

Leadership	The following provides the requirements applicable to all Suncor Leaders.

Leaders are required to:

	2.1.3	Take all reasonable measures to promote a work environment consistent with this standard;

	2.1.4	Act fairly and consistently in dealings with all Suncor Personnel, and the application of Suncor processes and practices (e.g. recruitment, hiring, work assignment, promotion, transfer, termination and selection for training);

	2.1.5	Be aware of and work to mitigate personal bias when making decisions;

	2.1.6	Foster a psychologically safe work environment, which is an environment where people feel safe to be themselves, to speak up, to acknowledge mistakes and to be supported to learn from them; and

	2.1.7	Promptly consult with a Human Resources (HR) representative if they witness, become aware of, or receive a complaint related to behaviour prohibited under this standard.

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Respectful Workplace Standard

3	Discrimination

3.1	Requirements and Guidance

Requirement	Suncor complies with all applicable laws pertaining to discrimination. Suncor does not tolerate any forms of discrimination based on a person’s age, ancestry, citizenship, colour, family status, gender identity, gender expression, marital status, physical or mental disability, place of origin, race, religion or creed, sex (including pregnancy), sexual orientation or any other status protected by applicable laws.

Guidance	Discrimination means treating an individual unfairly based on any of the grounds listed above.

3.2	Resolution

Informal and Formal Resolution	Suncor Personnel may choose to resolve discrimination issues informally or formally using the methods outlined below.

	1.	Informal Resolution – If comfortable, speak to the stakeholder(s) and/or person(s) involved in an attempt to seek to understand their perspective.

	2.	Formal Resolution – If the informal procedures described above are not appropriate or the behaviour continues, Suncor Personnel may take their concerns to their leader to file a formal complaint. If Suncor Personnel cannot discuss the issue with their leader, or they are dissatisfied with the results, they should consult with a more senior leader, a HR director, or the Suncor IntegrityHotline.

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Respectful Workplace Standard

4	Harassment

4.1	Requirements and Guidance

Requirement	Suncor is committed to providing a respectful work environment. Suncor does not tolerate any forms of harassment and is committed to taking reasonable measures to eliminate or, if that is not reasonably practicable, control the hazard of harassment.

Guidance	Harassment is any single incident or repeated incidents of objectionable or unwelcome conduct, comment, bullying or action by a person that the person knows or ought reasonably to know will or would cause offence or humiliation to a person, or adversely affects the person’s health and safety, and includes:

a) conduct, comment, bullying or action because of age, ancestry, citizenship, colour, family status, gender identity, gender expression, marital status, physical or mental disability, place of origin, race, religion or creed, sex (including pregnancy), sexual orientation or any other status protected by applicable laws; and

b) a sexual solicitation or advance

but excludes any reasonable conduct of an employer or leader in respect of the management of Suncor Personnel.

Harassment includes actions (such as touching or pushing), comments (including jokes or name-calling) and visual displays (such as jewelry, clothing, buttons, slogans, body art/tattoos, posters or cartoons), which are reasonably perceived as insulting, intimidating, humiliating, hurtful, malicious, degrading or otherwise offensive to an individual, and includes sexual harassment, discriminatory harassment and other forms of harassment. Harassment can involve a single incident, or a series of incidents. Harassment can also occur on-line or through social media, as inappropriate emails, texts and social media posts can be equally hurtful. All forms of harassment are prohibited by this standard.

The above types of harassment are examples only and do not cover all circumstances or conduct that may constitute harassment. If an individual feels that they are being harassed, they are encouraged to seek guidance from Human Resources or Legal Affairs

Important: Legitimate management intervention, or exercise of authority, including performance appraisals, counselling, and discipline, is not harassment.

Sexual Harassment Guidance	Sexual harassment has been defined in some jurisdictions as any conduct, comment, gesture, or contact of a sexual nature that is likely to cause offence or humiliation to any reasonable person or that might, on reasonable grounds, be perceived by that person as placing a condition of a sexual nature on employment or on any benefits or employment opportunity. Such harassment can include direct advances and reprisals or threats of reprisal if the advances are rejected. It also includes making a sexual solicitation or advance where the person making the solicitation or advance is in a position to confer, grant or deny a benefit or advancement to the person and the person knows or ought to know the solicitation or advance is unwelcome.

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Sexual harassment also includes offensive or humiliating behaviour of a sexual nature that creates an intimidating, hostile or “poisoned” work environment. A few examples are: questions and discussions about a person’s sexual life; touching a person in a sexual way; commenting on someone’s sexual attractiveness or sexual unattractiveness; persisting in asking for a date after having been refused; telling a woman she belongs at home or is not suited for a particular job; eyeing someone in a suggestive way; displaying cartoons or posters of a sexual nature; clothing or tattoos displaying images of a sexual nature, obscene jokes, suggestive comments, and writing sexually suggestive letters or notes, including emails or texts; and offensive, obscene or persistent phone calls.

Sexual harassment is frequently more about the abuse of power than sex. It often occurs in situations where there is unequal power between the people involved and is an attempt by one person to assert power over the other. Harassment can also occur when an individual is in a vulnerable position because he or she is in the minority.

Persons flirting with each other or becoming involved in a romantic or sexual relationship are not harassing each other, as long as the relationship is consensual and none of the elements of sexual harassment, discussed above, are present. If one of the individuals changes her or his mind, and the other person persists in trying to continue the relationship, then the conduct can quickly become harassment and would fall within the behaviour prohibited by this standard.

Discriminatory Harassment Guidance	Discriminatory harassment is any harassment directed against any person on the basis of that person’s age, ancestry, citizenship, colour, family status, gender identity, gender expression, marital status, physical or mental disability, place of origin, race, religion or creed, sex (including pregnancy), sexual orientation or any other status protected by applicable laws.

Some examples of discriminatory harassment may include, racial or ethnic slurs, innuendos concerning a person’s age, marital status, sexual orientation, ethnic or racial origin, religion or disability; sexist, racist, ethnic religious or hate graffiti or symbols, offensive posters, and e-mails or screen savers mimicking someone with a disability.

Other Harassment Guidance	Disrespectful behaviour, also known as “personal” harassment, is also covered by this standard. While it also involves unwelcome behaviour that demeans or embarrasses an individual, the behaviour is not based on unlawful discrimination or is not sexual in nature. It includes patronizing or condescending behaviour, such as humiliating a person in front of co-workers and practical jokes that offend, embarrass or insult someone. This type of harassment can create a “poisoned work environment” where employees do not feel safe or comfortable or feel humiliated or demeaned.

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4.2 Resolution

Suncor Personnel may choose to resolve harassment issues informally or formally using the following methods below:

Informal Resolution	While harassment has no place in a Suncor workplace, it may well be unintentional. Silence can be, and often is, interpreted as acceptance.

	1.	Direct Approach – Sometimes the best way of dealing with harassment may be to inform the harasser that the particular behaviour is unwelcome, and to ask that it stop. Often, a person may not be aware that his or her behaviour is inappropriate and will change the behaviour once they realize this.

	2.	Informal Intervention – It may be that communicating directly with the person is not enough, or that a person feels unable to deal with him or her directly. In that case, Suncor Personnel can speak to their leader, a more senior leader, or HR representative.

These informal methods are optional and depending on the situation, the individual may want to file a formal complaint immediately. If attempts at informal resolution fail, Suncor Personnel may still file a formal complaint.

Note: Suncor reserves the right to conduct a formal investigation into all incidents and complaints of workplace harassment that may be appropriate in the circumstances, including in cases of informal intervention.

Formal Resolution	If the informal procedures described above are not appropriate or the behaviour continues:

	1	Suncor Personnel may take their concerns to their leader to file a formal complaint.

	2	If Suncor Personnel cannot discuss the issue with their leader, or they are dissatisfied with the results, they should consult with a more senior leader, a HR director, or contact the Suncor IntegrityHotline.

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Respectful Workplace Standard

5	Workplace Violence

5.1	Requirements and Guidance

Requirement	Suncor values safety above all else. Suncor does not tolerate any forms of violence and is committed to taking reasonable measures to eliminate or, if that is not reasonably practicable, control the hazard of workplace violence.

Guidance
Workplace violence includes, but is not limited to:

• The threatened, attempted or actual conduct of a person that causes or is likely to cause physical or psychological injury or harm to a person, and includes domestic or sexual violence (e.g., hitting, shoving, pushing, kicking, sexual assault);

• Any threat, behaviour or action which is interpreted to carry the potential to harm or endanger the safety of others, result in an act of aggression, or destroy or damage property;

• Disruptive behaviour that is not appropriate to the work environment, e.g. yelling or swearing; and

• Other threatening or intimidating behavior such as following someone home from work, possession of weapons, ammunition, explosives (except such items used in the course of employment), any threat or attempt to initiate or participate in violence vandalism or malicious acts against the personal property of any person.

5.2	Resolution

Workplace Violence	In the event that any Suncor Personnel experiences an act of violence, they are encouraged to:

1. Immediate Assistance – obtain immediate assistance by calling 911 (as appropriate) or the emergency number on the back of their Suncor access card (if applicable); and

2. Reporting – report the incident to Corporate Security or the Suncor IntegrityHotline.

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5.3 Violence Prevention Procedures

Security	Most Suncor sites are staffed with security personnel and the entry into Suncor workplaces is generally controlled and monitored through the use of security access cards.

1. Suncor Personnel can contact security in the event of an emergency, generally by referring to the phone numbers listed on the back of each security access card.

2. In addition, in the event that Suncor becomes aware of a persistent threat of violence or a specific threat of violence, Suncor will take reasonable steps to inform those Suncor Personnel affected or potentially affected by such threat of violence and the measures being taken to eliminate or control such threat.

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6 Investigations and Reporting

6.1 Requirements and Guidance

Requirements	The following provide the requirements when an investigation takes place related to an incident of discrimination, harassment or violence.

1. All discrimination, harassment and violence incidents will be investigated in accordance with the Standards of Business Conduct - Investigation Standard and this document.

2. In any investigation, Suncor will not disclose the circumstances related to an incident of discrimination, harassment or violence or the names of the complainant, the person alleged to have committed the discrimination, harassment or violence, and any witnesses, except:

• where necessary to investigate the incident or take corrective action or to inform the parties involved in the incident of the results of the investigation and any corrective action to be taken to address the incident;

• where necessary to inform Suncor Personnel of a specific or general threat of violence or potential violence, or

• as required by law.

3. Where it is necessary to inform Suncor Personnel of a specific or general threat of violence or potential violence, Suncor will disclose only the minimum amount of personal information that is necessary to inform Suncor Personnel of a specific or general threat of violence or potential violence.

6.2	Investigation Process

Steps	Once an investigator has been assigned the following steps will be completed:

4. Step 1: Investigation - The investigator will collect all relevant information and facts in respect of the incident. The complainant will be asked to provide and maintain all relevant information and facts including dates, times, places, names (including witnesses) and other details relating to the incident(s). The investigation will include, where appropriate, written statements outlining names, dates, times of the offence(s), the nature of the alleged discrimination, harassment or violence, any potential witnesses and the form of correction or redress sought through the complaint. The investigator will, with suitable sensitivity and the protection of the parties in mind, conduct individual interviews with all involved parties and document all discussions. The investigator will prepare a written report that documents all relevant information and facts in respect of the incident. All parties will keep confidential any information discussed.

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1. Step 2: Legal Review – The investigator will compile a report. It will be reviewed by the Human Resources director and the Legal Affairs department, who will then decide on the appropriate next steps.

2. Step 3: Resolution – Once a decision has been reached, the results of the investigation will be communicated to the appropriate parties as soon as reasonably practicable.

3. Step 4: Implementation – Any measures or corrective actions that have been identified as a result of any investigation shall be implemented as soon as practicable.

If there is insufficient evidence to substantiate the claim of discrimination, harassment or violence, the complainant and the respondent (if applicable) will be so informed. Those involved will also be informed that the documentation on the incident will be retained by the Human Resources Department on a separate confidential file (not on the individual’s personnel file), and in the event that there are other claims of a similar nature in the future, the case may be reopened.

Where there is sufficient evidence to substantiate the claim of discrimination, harassment or violence, Suncor will take appropriate disciplinary or other action, up to and including termination of employment and reporting to the appropriate authorities.

Allegations of discrimination, harassment and violence are taken very seriously by Suncor and as such, the investigations are thorough. No retaliation or reprisals will be tolerated against any individual who, in good faith, complains of, reports or participates in the investigation of any incident of alleged discrimination, harassment or violence. However, should a deliberately false claim be made against an individual, then the person making the false claim will be subject to disciplinary action.

Suncor Personnel involved either directly or indirectly in an incident of discrimination, harassment or violence are advised to use Suncor’s Employee and Family Assistance Program for counselling. Any person suffering an injury or adverse symptom resulting from an incident of discrimination, harassment or violence is also advised to consult a health professional for appropriate treatment

6.3 Reporting to Government Agencies

Reporting	Suncor Personnel are strongly encouraged to report any incidents of discrimination, harassment or violence. Suncor Personnel are also entitled to file a complaint with their relevant governmental agency responsible for criminal law or human rights violations, as applicable. Suncor Personnel can contact their relevant governmental agency to establish the applicable limitation period and grounds and to obtain instructions for filing a complaint. This standard is not intended to discourage any Suncor Personnel from exercising their rights pursuant to ay other applicable law.

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7 Roles and Responsibilities

HR Directors	HR Directors, in conjunction with Legal Affairs, are responsible for:

7.1.1 Keeping leaders informed of applicable legislation;

7.1.2 Developing and sustaining programs to support this standard;

7.1.3 Assisting management in implementing this standard, and

7.1.4 Determining the appropriate resolution to a complaint.

Chief People Officer	The Chief People Officer is responsible for:

7.1.5 Initiating reviews of this standard.

8 References

Background Documents	The following documents provide additional information that may be of interest or provide additional support for this Standard:
• Business Conduct Policy

• Equal Opportunity and Inclusion Policy

• Standards of Business Conduct – Investigation Standard

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The following individuals have approved and signed this document.

Name:	Paul Gardner

Title:	Chief People Officer

Date:	Thursday, April 20, 2023

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Enterprise Policy
Equal Opportunity and Inclusion Policy

Equal Opportunity and Inclusion Policy

Effective Date: On Date Approved

Owned by: VP HR Talent, Learning & Total Rewards

Reviewed every 5 years

Livelink ID: 692958857

Controlled Document

Copyright © 2020 Suncor Energy Inc. All rights reserved.

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Enterprise Policy
Equal Opportunity and Inclusion Policy

1	About this Policy

Target Audience	This Policy applies to Suncor Energy Inc., its subsidiaries and any joint ventures which are operated by Suncor Energy Inc. or its subsidiaries (collectively “Suncor” or “the company” or “enterprise-wide”).

As used in this document, “Suncor Personnel” includes directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor as well as employees of any joint ventures which are operated by Suncor.

2	Equal Opportunity and Inclusion Policy

2.1	Policy Statement

Inclusion	We value and benefit from a respectful, inclusive and collaborative culture, which contributes to stronger performance, and a healthier workplace.

We will provide a work environment that encourages mutual respect and positive working relationships where everyone can thrive and feel a sense of belonging.

Equal Opportunity	We will provide equal opportunity for consideration for employment and advancement based on business needs, job requirements, skills, ability and potential, in accordance with all applicable laws and regulations to individuals who are qualified to perform job requirements.

Support Diversity	We will celebrate and support the unique experiences and voices of our people by fostering a psychologically safe work environment and work to eliminate barriers that prevent the full participation of employees.

2.2	Guiding Principles

Suncor is committed to take reasonable measures to:

Eliminate Discrimination	Eliminate discrimination and promote equality and diversity through our policies, practices and procedures.

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Remove Barriers	Remove systemic and programmatic barriers to workplace participation and progression so that individuals have the opportunity to fully contribute and pursue their potential.

Equity	Undertake special efforts to attract and facilitate employment of diverse groups.

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Enterprise Policy
Equal Opportunity and Inclusion Policy

Summary of Changes

This Summary shows:

•	The location of each change within the document

•	All changes to this document since it was last approved and published

Location of Change	Summary of Change
Entire Document	This is the initial revision of the document.
Section 1	Rev 1.1 (EGD-417) – Update to Target Audience statement

Requirements changed in the new revision will be identified with a revision triangle beside it.

The current revision of this approved document is kept online. Printed and digital copies are uncontrolled.

SUN-00250	4 of 4	Revision: 1.1

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POLICY GUIDANCE & STANDARDS
TRADE RELATIONS		Number : CO-057

Date Developed: August 26, 1993	Revision Date: February 6, 2021	Last Reviewed: March 6, 2024

Document Owner: General Counsel
Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively “Suncor”). References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel must comply with this PG&S.

This PG&S is subject to and forms part of Suncor’s Standards of Business Conduct Code and Compliance Program.

GUIDANCE & STANDARDS

Suncor is committed to complying with applicable laws respecting the restraint of trade and the preservation and promotion of competition (“Competition Law”). In the course of procuring goods or services for Suncor, certain conduct can give rise to liability under Competition Law. To ensure that potentially competitively sensitive conduct is evaluated ahead of time, Suncor Personnel must obtain the approval of Legal Affairs before engaging in the conduct described below. That process will ensure that the potential risks are appropriately assessed and safeguards are implemented as necessary.

The following standards are to be observed:

A.	Prior to requiring any service company, service provider, vendor, supplier, contractor, consultant or any other third party engaged by the company, or its partners in projects, to purchase products and services from Suncor as a condition of the relationship, Suncor Personnel must obtain the approval of Legal Affairs. This requirement does not apply to crude oil or other product exchanges.

B.	Suncor should generally not be made a party to any group of purchasers that agrees to boycott a particular supplier or list of suppliers. Likewise, Suncor should generally not be party to any joint effort or agreement refusing to deal with a particular customer or list of customers. Any proposed conduct of that nature must be approved in advance by Legal Affairs.

In addition to other potential legal consequences, an individual who violates this PG&S is subject to disciplinary action, which may include immediate dismissal. Supervisors and managers are expected to promote a working environment consistent with this PG&S and assist Suncor Personnel within their supervision to understand and comply with this PG&S.

TRADE RELATIONS	Last Reviewed: March 2024

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EXCEPTIONS

There are no exceptions to this PG&S.

DEFINITIONS

References in this PG&S to crude oil or other product exchanges relate to the practice in the industry of “borrowing” product or crude oil from other industry participants to meet supply obligations when the borrower is temporarily unable to satisfy such obligations. Such borrowed product or crude oil is then “repaid” in kind or otherwise at a later date. In order to complete such transactions it is necessary (i) to maintain detailed records of product or crude oil borrowed or lent, (ii) to require lenders, on certain terms, to take back an equivalent amount of the product or crude oil borrowed, and (iii) to communicate certain relevant information to the parties to such exchanges.

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement

Business Conduct Code and Compliance Program PG&S

Competition PG&S

Improper Payments PG&S

Trading Risk Management PG&S

This document replaces “Policy 302 Trade Relations”.

TRADE RELATIONS	Last Reviewed: March 2024

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POLICY GUIDANCE & STANDARDS

TRADING BLACKOUTS FOR RESTRICTED PERSONS		Number : CO-059

Date Developed: October 20, 2003	Revision Date: February 20, 2024	Last Reviewed on: February 20, 2024

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively, “Suncor”). This PG&S must be complied with by all “Restricted Persons”, and forms a part of Suncor’s Business Conduct Code and Compliance Program for Restricted Persons.

References in this document to “Suncor Personnel” include members of the board of directors, officers, employees and independent contractors (formerly referred to as contract workers) of Suncor. All Suncor Personnel, including Restricted Persons, are subject to Suncor PG&S No. CO-054, entitled, “Disclosure of Material Information and Trading in Shares and Securities”. Suncor’s Trading Blackouts for Restricted Persons PG&S, described in this document, supplements and forms part of the Disclosure of Material Information and Trading in Shares and Securities PG&S for all Restricted Persons. Accordingly, failure to comply with the policies and procedures set forth within this PG&S will give rise to disciplinary action that could include dismissal.

This document also describes, in more detail than the Disclosure of Material Information and Trading in Shares and Securities PG&S, the legal framework in Canada for the regulation of misuse of material non-public information in trading in shares and securities (including “tipping”). As a Suncor Restricted Person, it is incumbent upon you to familiarize yourself with the content of this document.

GUIDANCE & STANDARDS

Definition of Restricted Persons

“Restricted Persons” are comprised of the following Suncor Personnel:

•	All members of the board of directors of Suncor or any of its “major” subsidiaries (as defined in Canadian securities legislation and identified by Corporate Legal).
•	All Executive Leadership Team Members.
•	All Vice Presidents.
•	All other persons who report directly to a member of the Executive Leadership Team.
•	All other personnel designated as a “Restricted Person” from time to time by a member of the Executive Leadership Team, a Vice President, General Manager, or Employee of Suncor with the title of Director.

TRADING BLACKOUTS FOR RESTRICTED PERSONS	Last Reviewed: February 2024

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Criteria for designating other Restricted Persons

Certain Suncor personnel who have access to information about Suncor’s quarterly results in advance of the market, by virtue of their positions and need to know, will also be designated as “Restricted Persons” who are subject to this PG&S. Generally, this will comprise individuals in the finance function involved in the preparation or review of financial statements and management’s discussion and analysis, and other individuals who, on a need to know basis, receive advance information about financial results. It is the responsibility of Vice Presidents (including Senior and Executive Vice Presidents where applicable), General Managers and Employees of Suncor with the title of Director to identify individuals who meet the foregoing criteria and to inform the office of the Corporate Secretary of the name and position of these individuals. The Corporate Secretary’s office will inform the designated individuals, via email, that they have been so designated, and also inform them of their obligations under this PG&S. A list of Restricted Persons will be retained by the Corporate Secretary.

Trading Blackout Policy: Restricted Persons

Restricted Persons are prohibited from engaging in transactions in Suncor securities during four annual scheduled blackout periods. The blackout periods commence on the first day of the month following each quarter end, including year-end, and continue until the opening of trading on the second trading day following release of Suncor’s financial results to the news media. For scheduled blackout periods, refer to the Trading Blackout Calendar which is published annually by the Corporate Secretary’s Office and forms part of this document.

You are not permitted to undertake any transactions in securities1 of Suncor during a blackout period. “Transactions” include virtually all dealings in your Suncor securities. Therefore, routine transactions, such as purchases and sales of common shares of Suncor (“Common Shares”), exercises of options, elections to change participation levels under the Stock Fund (whereby you purchase Common Shares) of the Suncor Savings Plan, and cash transfers to and from the Stock Fund, are all “transactions” prohibited during blackout periods. Transfers to trusts and other changes in the nature of your ownership -- for example, from direct to indirect2 -- even if there is no net change -- are also “transactions”. A request for withdrawal of Common Shares from the Stock Fund for issuance of a certificate in your own name is the only transaction that is permissible during a blackout period.3 Finally, you are reminded that a “transaction” includes not only your own personal transactions, but also transactions in Suncor securities which you beneficially own4 or over which you exercise control or direction 5.

1	Suncor securities include Common Shares (including Common Shares represented by instalment receipts), options, bonds, debentures, notes and similar debt and/or equity instruments and rights to acquire them, issued by Suncor. Therefore, “Suncor Securities” include, among others, Common Shares held in your Suncor Savings Plan Stock Fund / Petro-Canada Capital Accumulation Plan, Common Shares held through a broker or in an RRSP, your options, Stock Appreciation Rights, Restricted Share Units, Performance Share Units or Deferred Share Units under any of Suncor’s incentive plans (or legacy Petro-Canada’s inventive plans) and any securities acquired through participation in a Suncor dividend reinvestment plan. Please note that limited appreciation rights (“LARs”) are not considered separate securities from stock options, and therefore, the award and exercise of LARs is not required to be disclosed.

2	For example, transferring Common Shares to your RRSP.

3	Reporting insiders should note, however, that the issuance to you of a certificate for your Stock Fund Common Shares, as a change in the nature of ownership of securities, is reportable to the regulatory authorities on an insider report.

4	You beneficially own securities if you are entitled to all or part of the economic benefit of the securities. You are also considered to be the beneficial owner of securities owned by a company you control (by owning more than 50% of the voting shares), or by your trustee, legal representative, agent or other intermediary.

5	“Control or direction” generally means that you have by contract, operation of law or other express or implied arrangement, the power to make voting or investment decisions, alone or with others, in respect of securities. For example, if you have discretionary authority over your spouse’s brokerage account, you exercise control or direction over securities in that account.

TRADING BLACKOUTS FOR RESTRICTED PERSONS	Last Reviewed: February 2024

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In addition to the blackout periods, Suncor will continue to impose trading bans outside blackout periods where non-public material information exists. The trading bans will generally be imposed on all Reporting Insiders (refer to the “Reporting Insiders” PG&S), regardless of whether they have actual knowledge of the material information giving rise to the ban. Trading bans will also be imposed on all other Suncor personnel with knowledge of the non-public material information. If you receive notice of such a ban, you must strictly comply regardless of whether you know why the ban has been imposed, and you must not disclose to any other person the fact that such a ban has been imposed without the consent of the General Counsel. The imposition of an ad hoc trading ban is highly sensitive information which, if leaked, could cause significant harm to Suncor. Notice of a trading ban is generally communicated by email to your Suncor email account, or verbally followed up by email notification.

Restricted Persons shall be deemed to have knowledge of any trading bans imposed by Suncor whether or not they have actually read their email notification. Restricted Persons are therefore required to ascertain whether a trading ban is in place prior to undertaking any transactions in securities of Suncor at times when you do not have access to your email, such as when you are on vacation (see the second paragraph above for the scope of “transactions”). In ascertaining whether a trading ban is in effect, Restricted Persons should first consult their internal company e-mail for any notices concerning trading bans. If Restricted Persons remain uncertain whether or not a trading ban is in effect they should contact the General Counsel’s Office. The following persons at the General Counsel’s Office may be contacted in this regard:

Shawn Poirier Vice President Legal Affairs, Corporate	(403) 296-6618

Leah Reimer Paralegal – Corporate International	(403) 296-6620

Trading Prohibitions

The remainder of this document is devoted to describing the securities laws in respect of unlawful trading and tipping. While these laws apply to a much wider group than Restricted Persons, it is important that Restricted Persons, due to their ongoing involvement with and knowledge of sensitive matters, have a high level of appreciation for them.

The Suncor Disclosure of Material Information and Trading in Shares and Securities PG&S prohibits Suncor Personnel from misuse of confidential information in relation to trading in shares and other securities of Suncor and other companies with whom Suncor may become involved, and from “tipping” others. Violators of that PG&S may also find themselves in violation of securities laws, which expressly prohibit purchasing or selling securities while in the possession of material non-public information, and “tipping”. Severe civil and criminal penalties may be imposed upon violators. In addition, even the appearance of misuse of confidential information may be extremely damaging to the reputation of Suncor and its directors and senior officers.

In Canada, any person in a “special relationship” with Suncor is prohibited from buying or selling any securities of Suncor with knowledge of any non-public material fact or material change about Suncor. In addition to the prohibition relating to trading with non-public material information, those in a special relationship with Suncor are also prohibited from informing anyone of an undisclosed material fact or material change with respect to Suncor unless it is in the necessary course of Suncor’s business to do so.

TRADING BLACKOUTS FOR RESTRICTED PERSONS	Last Reviewed: February 2024

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Restricted Persons of Suncor are always in a special relationship with Suncor. Those in a “special relationship” with Suncor also include:

•	all employees of Suncor and its subsidiaries and joint ventures;

•	professional advisors to the foregoing entities, including legal, accounting, engineering, financial and other advisors; and

•	“tippees” (i.e., persons or companies that learn of a non-public material fact or material change through a source, including another tippee, that the person or company knows, or ought reasonably to have known, is in a special relationship with Suncor).

“Non-public information” is information that has not yet been disclosed to the public by a press release available to a major news service, a public filing with a regulatory agency or materials otherwise made available to the public. Confidential analyses, financial information, business data and plans of Suncor, as well as information received from a customer or third party with the expectation that it will be kept confidential and used solely for business purposes, would be considered non-public information.

The terms “material fact” and “material change” generally mean information that significantly affects or would reasonably be expected to have a significant effect on the market price or value of securities. In other words, any information whose disclosure would be likely to affect the market price of a security is material in relation to the security. Therefore, non-public information about Suncor is generally considered to be “material”6 if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to purchase, sell, or hold a Suncor security, or what value the investor would ascribe to the Suncor security.

Information may be material even if it relates to speculative or contingent events. Whether information is material depends on the circumstances and often requires that a judgement be made on the best information available at the time. If trading by any Suncor personnel, including a Restricted Person, becomes the subject of scrutiny, securities regulators, the public and others will determine what is “material” after the fact, and with the clarity of 20/20 hindsight. At Suncor, the Material Information Committee is charged with making a judgement as to materiality of any non-public fact or change affecting Suncor.

There is a statutory exception to the prohibition against trading with non-public material information. The exception is for purchases and sales made pursuant to participation in an automatic share purchase or a similar automatic plan, such as through the Stock Fund under the Savings Plan / CAP, that was entered into prior to a person’s acquisition of knowledge of a non-public material fact or material change. However, any changes, such as changes to participation levels or sales, initiated by a person with knowledge of non-public material information, will fall outside this narrow statutory exemption.

6	Information about the following subjects is often material: dividend increases or decreases; earnings or earnings estimates; changes in previously released earnings or earnings estimates; write downs of assets; revisions to reserve and production information; additions to reserves for bad debts; expansion or curtailment of operations; litigation; liquidity problems; major personnel changes; contests for corporate control; anticipated public offerings of securities; changes in ratings of debt securities; proposed transactions such as takeover bids, leveraged buy-outs, acquisitions, mergers, recapitalizations, restructurings, refinancings or purchases or sales of assets; and unannounced government, regulatory or court actions that are likely to have an effect on Suncor. The foregoing list is not exhaustive of the type of information that may be material.

TRADING BLACKOUTS FOR RESTRICTED PERSONS	Last Reviewed: February 2024

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With respect to securities of other companies, if a Restricted Person possesses material non-public information about that other company, he or she should refrain from trading until after such information has been released to the public and the stock market has had an opportunity to absorb it. As a conservative guideline, Suncor personnel should not trade until the second trading day after such information has been released.

Suncor’s Disclosure of Material Information & Trading in Shares and Securities PG&S also prohibits all Suncor personnel from:

•	knowingly selling a Suncor share on a “short” basis[7], i.e., selling Suncor shares that are not owned at the time of sale; or

•	buying a “put” option or selling a “call” option in respect of a Suncor share.

EXCEPTIONS

This PG&S relates only to Suncor Personnel who are “Restricted Persons” as defined in this document.

REFERENCES TO RELATED DOCUMENTS

Disclosure of Material Information and Trading in Shares and Securities PG&S

Conflict of Interest PG&S

Communications to the Public PG&S

Business Conduct Policy Statement

Business Conduct Compliance Program PG&S

Reporting Insiders PG&S

Trading Blackout Calendar for Restricted Persons Standard

KEY WORDS

Integrity, code of conduct, sign-off, standards, shares, securities, tipping, blackout, trading, disclosure, board, investigation, insider, reporting insider, trading

7	An exception is available for utilizing the “cashless exercise” program for Suncor Stock Options. Refer to the Suncor Disclosure of Material Information and Trading in Shares and Securities PG&S for details of this exception.

TRADING BLACKOUTS FOR RESTRICTED PERSONS	Last Reviewed: February 2024